Exhibit 99.1

Execution Version

UNDERWRITING AGREEMENT

January 25, 2023

enCore Energy Corp.

101 N. Shoreline Blvd, Suite 450

Corpus Christi, Texas

78401

Attention: Paul Goranson, Chief Executive Officer & Director

Dear Sir:

Canaccord Genuity Corp. (the “Lead Underwriter”), Cantor Fitzgerald Canada Corporation, and Haywood Securities Inc. (collectively with the Lead Underwriter, the “Underwriters”) understand that enCore Energy Corp. (the “Company”) proposes to issue and sell 9,231,000 units of the Company (the “Units”). Each Unit shall be comprised of one Common Share (as defined herein, and each Common Share comprising the Unit being a “Unit Share”) and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). Each Warrant shall entitle the holder thereof to acquire one Common Share (a “Warrant Share”) at an exercise price of $4.05 for a period of 36 months following the Closing Date (as defined herein).

The Underwriters understand that the Company: (i) has prepared and filed the Canadian Preliminary Prospectus (as defined herein) in each of the Qualifying Provinces (as defined herein), (ii) has prepared and filed with the SEC (as defined herein) the Initial Registration Statement (as defined herein), (iii) has prepared and will file, concurrently with the execution of this Agreement, the Amended Canadian Preliminary Prospectus (as defined herein) in each of the Qualifying Provinces (iv) has prepared and will file as soon as possible, the Canadian Preliminary Warrant Shelf Prospectus (as defined herein) in the Province of British Columbia, (v) will, immediately after filing the Amended Canadian Preliminary Prospectus, prepare and file with the SEC the Amendment No. 1 to the Registration Statement (as defined herein), (vi) will, immediately after filing the Canadian Preliminary Warrant Shelf Prospectus, prepare and file with the SEC the Initial Warrant Shelf Registration Statement (as defined herein), (vii) will prepare and file within the time limits, but in any case not later than 5:00 p.m. (Toronto time) on February 10, 2023, the Canadian Final Prospectus (as defined herein) in each of the Qualifying Provinces, (viii) will prepare and file as soon as possible, the Canadian Final Warrant Shelf Prospectus (as defined herein) in the Province of British Columbia, (ix) will, immediately after filing the Canadian Final Prospectus, prepare and file with the SEC the Amendment No. 2 to the Registration Statement (as defined herein) and cause it to become effective under the U.S. Securities Act, unless it becomes effective automatically upon filing, (x) will, immediately after filing the Canadian Final Warrant Shelf Prospectus, prepare and file with the SEC the Warrant Shelf Registration Statement (as defined herein) and cause it to become effective under the U.S. Securities Act, unless it becomes effective automatically upon filing, and (vii) has prepared and filed with the SEC the Form F-Xs (as defined herein), all on the terms set out below.

Upon and subject to the terms and conditions set forth herein, the Underwriters hereby severally and neither jointly, nor jointly and severally, agree to purchase from the Company in the respective percentages set forth in Section 11 hereof, and the Company agrees to issue and sell to the Underwriters, the Units on an underwritten basis at a price of $3.25 per Unit (the “Offering Price”) for aggregate gross proceeds of $30,000,750. Subject to applicable law, including the Applicable Securities Laws (as defined herein), and the terms of this Agreement, the Units may also be distributed in any other jurisdictions outside of Canada and the United States provided that they are lawfully offered and sold on a basis exempt from the prospectus, registration or similar requirements of any such jurisdictions, including continuous disclosure obligations.

The Underwriters shall have an option (the “Over-Allotment Option”), which Over-Allotment Option may be exercised in the Underwriters’ sole discretion and without obligation, to purchase up to an additional 1,384,650 Units (the “Additional Units”) on the same basis as the Units, for the purpose of covering over-allotments made in connection with the Offering and for market stabilization purposes. The Over-Allotment Option in respect of the Additional Units may be exercisable by the Underwriters: (i) to acquire the Additional Units at the Offering Price; or (ii) to acquire additional Warrants (the “Additional Warrants”) at a price of $0.643 per Additional Warrant; or (iii) to acquire any combination of Additional Units and Additional Warrants, so long as the aggregate number of Additional Warrants that may be issued under such Over-Allotment Option does not exceed 692,325 Additional Warrants. The Additional Units and the Additional Warrants are collectively referred to herein as the “Additional Securities”. The Over-Allotment Option shall be exercisable by the Underwriters at any time and from time to time, on or for a period of 30 days from and including the Closing Date, all as more particularly described in Section 5(c) hereof.

Unless the context otherwise requires, references herein to the “Units”, “Unit Shares”, “Warrants” and “Warrant Shares” assumes the exercise of the Over-Allotment Option and includes all additional securities issuable thereunder. The Units, Unit Shares, Warrants and Warrant Shares are collectively referred to herein as the “Offered Securities”. The offering of the Offered Securities by the Company is hereinafter referred to as the “Offering”.

In connection with the Offering, the Company shall pay the Underwriters’ Fee (as defined herein) to the Underwriters. The obligation of the Company to pay the Underwriters’ Fee shall arise at the Closing Time.

The Company agrees that the Underwriters will be permitted to appoint, at their sole expense, other registered dealers or other dealers duly qualified in their respective jurisdictions, each acceptable to the Company, acting reasonably, as their agents to assist in the Offering in the Selling Jurisdictions and that the Underwriters may determine the remuneration payable by the Underwriters to such other dealers appointed by them.

This offer is conditional upon and subject to the additional terms and conditions set forth below.

DEFINITIONS AND SCHEDULES

1. Definitions.

(a)	In this Agreement, in addition to the terms defined above, the following terms shall have the following meanings:

“Acquisition” means the acquisition by the Company (or a subsidiary thereof) of the Alta Mesa Assets in accordance with the MIPA;

“Additional Securities” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“Additional Units” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“Additional Warrants” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“affiliate”, “associate” and “distribution” have the meanings ascribed thereto in the BCBCA;

“Agreement” means this agreement, being the agreement resulting from the acceptance by the Company of the offer made by the Underwriters hereby;

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“Alta Mesa Assets” means the companies, mineral properties and mineral interests, all tangible and intangible property and assets (either directly or indirectly), including all real property, fixed assets, facilities, equipment, inventories and accounts receivable, relating to the Alta Mesa In-Situ Recovery Plant and Project located in the State of Texas and currently held indirectly by Energy Fuels Inc., to be acquired by the Company and the Subsidiaries in connection with the Acquisition pursuant to the MIPA;

“Amended Canadian Preliminary Prospectus” means the amended and restated preliminary prospectus dated January 25, 2023, including all of the Documents Incorporated by Reference, prepared and filed by the Company in accordance with the Passport Procedures and NI 44-101 in the Qualifying Provinces in respect of the Offering;

“Amendment No. 1 to the Registration Statement” means a pre-effective amendment to the Initial Registration Statement, including the Amended Canadian Preliminary Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC), the exhibits and any schedules thereto, the Documents Incorporated by Reference and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof included therein;

“Amendment No. 2 to the Registration Statement” means a pre-effective amendment to the Initial Registration Statement, including the Canadian Final Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC), the exhibits and any schedules thereto, the Documents Incorporated by Reference and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof included therein;

“Applicable Laws” means, in relation to any person, the Company, the Subsidiaries, the Business or the Offering, all applicable laws, including Environmental Laws, statutes, Authorizations, ordinances, decrees, rules, regulations, by-laws, legally enforceable policies, codes or guidelines, judicial, arbitral, administrative, ministerial, departmental or regulatory judgements, orders, decisions, directives, rulings, subpoenas, or awards, and conditions of any grant or maintenance of any approval, permission, certification, consent, registration, authority or licence, any applicable federal or provincial pricing policies, and any other requirements of any Governmental Authority, by which such person is bound or having application to the Business or the Offering and any amendments or supplements to, or replacements and substitutions of, any of the foregoing, which for certainty includes Applicable Securities Laws;

“Applicable Securities Laws” means the Canadian Securities Laws, the U.S. Securities Laws and the applicable securities laws of the other Selling Jurisdictions in which the Units are sold on a private placement basis;

“Authorizations” means any approval, consent, exemption, ruling, authorization (including Environmental Authorizations), notice, license, permit (including an import permit or export permit), or acknowledgement that may be required from any Governmental Authority pursuant to Applicable Law, or which is otherwise required under Applicable Law for the parties to perform their obligations under this Agreement or to conduct the Business;

“BCBCA” means the Business Corporations Act (British Columbia);

“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in the City of Toronto, Ontario or Vancouver, British Columbia are not open for business;

“Business” means the business of the Company and its Subsidiaries as presently conducted or as proposed to be conducted and as more particularly described in the Offering Documents;

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“Business Assets” means all tangible and intangible property and assets owned (either directly or indirectly), leased, licensed, loaned, operated or used, including all real property, fixed assets, facilities, equipment, inventories and accounts receivable, by the Company and the Subsidiaries in connection with the Business;

“Canadian Final Prospectus” means the (final) short form prospectus of the Company, including all of the Documents Incorporated by Reference, prepared and filed by the Company in accordance with the Passport Procedures and NI 44-101 in the Qualifying Provinces in respect of the Offering;

“Canadian Final Warrant Shelf Prospectus” means the final short form base shelf prospectus, including all of the Documents Incorporated by Reference, to be prepared and filed by the Company as soon as possible following the execution of this Agreement pursuant to NI 44-101 in the Province of British Columbia and to be used in connection with the Warrant Shelf Registration Statement to be filed with the SEC pursuant to MJDS for the purpose of registering the issue and sale, from time to time, of the Warrant Shares upon exercise of the Warrants under the U.S. Securities Act;

“Canadian Offering Documents” means each of the Canadian Preliminary Prospectus, the Amended Canadian Preliminary Prospectus, the Canadian Final Prospectus, the Canadian Preliminary Warrant Shelf Prospectus, the Canadian Final Warrant Shelf Prospectus, any Canadian Prospectus Amendment and the Marketing Document;

“Canadian Preliminary Prospectus” means the preliminary short form prospectus dated January 24, 2023, including all of the Documents Incorporated by Reference, prepared and filed by the Company in accordance with the Passport Procedures and NI 44-101 in the Qualifying Provinces in respect of the Offering;

“Canadian Preliminary Warrant Shelf Prospectus” means the preliminary short form base shelf prospectus, including all of the Documents Incorporated by Reference, to be prepared and filed by the Company as soon as possible following the execution of this Agreement pursuant to NI 44-101 in the Province of British Columbia, and to be used in connection with the Initial Warrant Shelf Registration Statement to be filed with the SEC pursuant to MJDS for the purpose of registering the issue and sale, from time to time, of the Warrant Shares upon exercise of the Warrants under the U.S. Securities Act;

“Canadian Prospectus Amendment” means any amendment to the Canadian Preliminary Prospectus, the Amended Canadian Preliminary Prospectus, the Canadian Final Prospectus, the Canadian Preliminary Warrant Shelf Prospectus or the Canadian Final Warrant Shelf Prospectus, required to be prepared and filed by the Company pursuant to Applicable Securities Laws;

“Canadian Securities Commissions” means, collectively, the securities commission or similar regulatory authorities in each of the Qualifying Provinces;

“Canadian Securities Laws” means collectively, the applicable securities laws in each of the Qualifying Provinces, the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments issued by the Canadian Securities Commissions thereunder, and all applicable rules and policies of the TSXV;

“CFPOA” has the meaning ascribed thereto in Section 4.1.1(zz);

“Closing” means the completion of the purchase and sale of the Units as contemplated by this Agreement;

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“Closing Date” means the day on which the Closing shall occur as the Underwriters and the Company may determine, but in any event no later than 42 days from the date of the receipt for the Canadian Final Prospectus;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or the Over-Allotment Closing Date, as applicable;

“Common Shares” means the common shares in the capital of the Company;

“Company” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Crownpoint and Hosta Butte Uranium Project” means the Crownpoint and Hosta Butte mineral project located in McKinley County, New Mexico, as described in the Crownpoint and Hosta Butte Technical Report;

“Crownpoint and Hosta Butte Technical Report” means the report titled “Crownpoint and Hosta Butte Uranium Project McKinley County, New Mexico, USA Mineral Resource Technical Report National Instrument 43-101 Updated” with an effective date of February 25, 2022;

“Debt Instrument” means any mortgage, note, indenture, loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Company or any Subsidiary is a party or otherwise bound, including but not limited to the Nebari Loan;

“Dewey Burdock Project” means the Dewey Burdock mineral project located in Custer and Fall River Counties, South Dakota, as described in the Dewey Burdock Technical Report;

“Dewey Burdock Technical Report” means the report titled “NI 43-101 Technical Report Preliminary Economic Assessment Dewey-Burdock Uranium ISR Project South Dakota, USA” with an effective date of December 3, 2019;

“Disclosure Documents” means, collectively, all of the documentation which has been filed by or on behalf of the Company pursuant to the requirements of Canadian Securities Laws, including all press releases, material change reports (excluding any confidential material change report), annual information forms, business acquisition reports, management’s discussion and analysis, management information circulars, and financial statements of the Company, including all documents filed on SEDAR at www.sedar.com;

“Distribution Period” means the period commencing on the date of this Agreement and ending on the date on which all of the Units have been sold by the Underwriters to the public;

“Documents Incorporated by Reference” means in respect of the Offering Documents, the financial statements, management’s discussion and analysis, management information circulars, annual information forms, material change reports, business acquisition reports, marketing materials or other documents issued by the Company, whether before or after the date of this Agreement, that are incorporated by reference or deemed to be incorporated by reference in the Offering Documents, pursuant to Applicable Securities Laws;

“Eligible Issuer” means an issuer which meets the criteria, and has complied with the requirements, of NI 44-101 so as to allow it to offer securities using a short form prospectus;

“Employee Plans” has the meaning ascribed thereto in Section 4.1.5(b);

“Environmental Authorizations” means all Authorizations required under any Environmental Laws to carry on the Business;

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“Environmental Laws” means any federal, provincial, state, local or municipal statute, law, rule, regulation, ordinance, code, policy or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of Hazardous Materials or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials;

“Engagement Letter” means the letter agreement entered into between the Company and the Lead Underwriter dated January 23, 2023.

“Financial Statements” means, collectively: the unaudited condensed consolidated interim financial statements of the Company for the period ending September 30, 2022; the audited consolidated financial statements of the Company as at and for the years ended December 31, 2021 and 2020, and including the notes to such statements and the related auditors’ report on such statements, where applicable, prepared in accordance with IFRS;

“Final Receipt” means the receipt issued by the Principal Regulator, evidencing that a receipt has been, or has been deemed to be, issued for the Canadian Final Prospectus in each of the Qualifying Provinces;

“FINRA” means the Financial Industry Regulatory Authority, Inc.;

“Form F-Xs” means the Registration Statement Form F-X and the Warrant Shelf Registration Statement Form F-X;

“Gas Hills Project” means the Gas Hills mineral project located in Fremont and Natrona Counties, Wyoming, as described in the Gas Hills Technical Report;

“Gas Hills Technical Report” means the report titled “NI 43-101 Technical Report Preliminary Economic Assessment Gas Hills Uranium Project Fremont and Natrona Counties, Wyoming, USA” with an effective date of June 28, 2021;

“Governmental Authority” means any provincial, territorial or federal, and as applicable in the circumstances, any foreign: (a) government; (b) court, arbitral or other tribunal or governmental or quasi-governmental authority of any nature (including any governmental agency, political subdivision, instrumentality, branch, department, official, or entity); (c) body or other instrumentality exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature pertaining to government, authority and includes any national or federal government, province, state, municipality or other political subdivision of any of the foregoing, any securities regulatory authority, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; or (d) any other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing and any stock exchange or self-regulatory authority and, for greater certainty, includes the Securities Regulators, the TSXV and NYSE American, the Investment Industry Regulatory Organization of Canada, and FINRA;

“Governmental Licenses” has the meaning ascribed thereto in Section 4.1.4(c);

“Hazardous Materials” means chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products;

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“IFRS” means International Financial Reporting Standards issued by the International Accounting Standards Board, namely, the standards, interpretations and the framework for the preparation and presentation of financial statements (in the absence of a standard or interpretation), as adopted in Canada by the Accounting Standards Board of the Chartered Professional Accountants of Canada, that are applicable to the circumstances as of the date of determination, consistently applied;

“including” means including without limitation;

“Initial Registration Statement” means the registration statement on Form F-10 (File No. 333-269387) registering the distribution of the Units under the U.S. Securities Act and the rules and regulations of the SEC thereunder, including the Canadian Preliminary Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC), the exhibits and any schedules thereto, the Documents Incorporated by Reference and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein;

“Initial Warrant Shelf Registration Statement” means the registration statement on Form F-10 registering the distribution of the Warrant Shares under the U.S. Securities Act and the rules and regulations of the SEC thereunder, including the Canadian Preliminary Warrant Shelf Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC), the exhibits and any schedules thereto, the Documents Incorporated by Reference and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein;

“Intellectual Property” means all industrial and other intellectual property rights comprising or relating to (a) trademarks, trade dress, trade and business names, branding, brand names, logos, design rights, corporate names and domain names and other similar designations of source, sponsorship, association or origin, together with the goodwill symbolized by any of the foregoing; (b) internet domain names registered by any authorized private registrar or Governmental Authority, web addresses, web pages, website and URLs; (c) works of authorship, expressions, designs and industrial design registrations, whether or not copyrightable, including copyrights and copyrightable works, software and firmware, data, data files, and databases and other specifications and documentation; (d) inventions, discoveries, trade secrets, business and technical information, know-how, databases, data collections, patent disclosures and other confidential or proprietary information; and (e) all industrial and other intellectual property rights, and all rights, interests and protections that are associated with, equivalent or similar to, or required for the exercise of, any of the foregoing, however arising, in each case whether registered or unregistered, such registered rights including patent, trademark, industrial design, copyright, including all registrations and applications for, and renewals or extensions of, such rights or forms of protection under the Applicable Laws of any jurisdiction in any part of the world;

“Issuer Free Writing Prospectus” means “issuer free writing prospectus” as defined in Rule 433 under the U.S. Securities Act relating to the Units that (i) is required to be filed with the SEC by the Company, (ii) is a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) under the U.S. Securities Act whether or not required to be filed with the SEC or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) under the U.S. Securities Act because it contains a description of the Units or of the Offering that does not reflect the final terms, in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) under the U.S. Securities Act;

“Issuer Information” means “issuer information” as defined in Rule 433(h)(2) under the U.S. Securities Act, filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act;

“IT Systems” has the meaning ascribed thereto in Section 4.1.1(oo);

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“Kingsville Dome Project” means the Kingsville Dome property located in Kleberg County, Texas, comprised of numerous mineral leases from private landowners, covering an area of approximately 2,434 gross and 2,227 net acres of minerals rights, all of which are held by URI, Inc., a wholly-owned subsidiary of the Company;

“Lead Underwriter” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Leased Premises” means the premises which are material to the Company or any Subsidiary, and which the Company or any Subsidiary occupies as a tenant;

“Liens” means any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), charge, title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature, or any other arrangement or condition which, in substance, secures payment or performance of an obligation;

“Marquez-Juan Tafoya Uranium Project” means the Marquez-Juan Tafoya mineral project located in Grants Uranium Mineral District, New Mexico, as described in the Marquez-Juan Tafoya Technical Report;

“Marquez-Juan Tafoya Technical Report” means the technical report titled “Marquez-Juan Tafoya Uranium Project 43-101 Technical Report Preliminary Economic Assessment” with an effective date of June 9, 2021;

“Marketing Document” means the term sheet for the Offering dated January 25, 2023 as agreed to between the Company and the Lead Underwriter;

“Marketing Materials” has the meaning ascribed thereto in NI 41-101;

“material adverse effect” means any change, effect, event or occurrence, that is, or would be reasonably expected to be, materially adverse with respect to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), business, prospects, share capital, value, operations or results of operations;

“Material Agreement” means any material contract, commitment, agreement (written or oral), instrument, lease or other document, including licence agreements and agreements relating to Intellectual Property but excluding any Debt Instrument, in each case, to which the Company or any Subsidiary are a party or to which its property or assets are otherwise bound;

“material change”, “material fact” and “misrepresentation” have the respective meanings ascribed thereto in the Securities Act (British Columbia);

“Material Properties” means the Marquez-Juan Tafoya Uranium Project, the Crownpoint and Hosta Butte Uranium Project, the Dewey Burdock Project, the Gas Hills Project, and the Rosita Project;

“Material Subsidiaries” means enCore Energy US Corp., Tigris Uranium US Corp., Neutron Energy, Inc., URI, Inc., Azarga Uranium Corp., Powertech (USA) Inc., URZ Energy Corp., and Ucolo Exploration Corp.;

“MI 11-102” means Multilateral Instrument 11-102 – Passport System, of the Canadian Securities Administrators;

“MIPA” means the membership interest purchase agreement dated November 13, 2022, entered into among the Company, enCore Energy US Corp., and the Seller, and includes all schedules and amendments thereto;

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“MJDS” mean the multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States;

“Money Laundering Laws” has the meaning ascribed thereto in Section 4.1.1(aaa);

“Nebari Loan” means a financing arrangement entered into pursuant to the term sheet dated effective January 17, 2023 involving the Company, Nebari Natural Resources Credit Fund I, LP and Nebari Natural Resources Credit Fund II, LP, and includes the “Accordion Facility” referenced therein;

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements, of the Canadian Securities Administrators;

“NI 43-101” means National Instrument 43-101–Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions, of the Canadian Securities Administrators;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations, of the Canadian Securities Administrators;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators;

“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions, of the Canadian Securities Administrators;

“NYSE American” means the NYSE American LLC;

“OFAC” has the meaning ascribed thereto in Section 4.1.1(bbb);

“Offered Securities” has the meaning ascribed thereto in the fifth paragraph of this Agreement and shall, if applicable, include any Additional Securities in respect of which the Over-Allotment Option may be exercised;

“Offering” has the meaning ascribed thereto in the fifth paragraph of this Agreement;

“Offering Documents” means, together, the Canadian Offering Documents and the U.S. Offering Documents;

“Offering Price” has the meaning ascribed thereto in the third paragraph of this Agreement;

“Over-Allotment Closing” means the closing of the purchase and sale of the Additional Securities pursuant to the exercise of the Over-Allotment Option;

“Over-Allotment Closing Date” means the date on which the Over-Allotment Closing occurs;

“Over-Allotment Option” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“Owned Real Property” means the real property owned by the Company or its Subsidiaries as described in the Offering Documents;

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“Passport Procedures” means the procedures for review of prospectus filings provided for under NP 11-202 and MI 11-102 among the Canadian Securities Commissions;

“person” includes any individual, corporation, limited partnership, general partnership, joint stock company or association, joint venture association, company, trust, bank, trust company, land trust, investment trust, society or other entity, organization, syndicate, whether incorporated or not, trustee, executor or other legal personal representative, and governments and agencies and political subdivisions thereof;

“Personal Data” has the meaning given to that term in Section 4.1.1(oo);

“Preliminary Receipt” means the receipt issued by the Principal Regulator evidencing that a receipt has been, or has been deemed to be, issued for the Canadian Preliminary Prospectus or the Amended Canadian Preliminary Prospectus, as the case may be, in each of the Qualifying Provinces;

“Principal Regulator” means the British Columbia Securities Commission;

“Purchasers” means, collectively, each of the purchasers of Units arranged by the Underwriters pursuant to the Offering, including, if applicable, the Underwriters;

“Qualifying Provinces” means each of the provinces of Canada, other than Quebec;

“Registration Statement” means the Initial Registration Statement, as amended at the time it becomes effective, including the exhibits and any schedules thereto, the Documents Incorporated by Reference and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein;

“Registration Statement Form F-X” means an appointment of agent for service of process upon the Company on Form F-X, prepared and filed by the Company with the SEC in conjunction with the filing of the Initial Registration Statement;

“Rosita Project” means the uranium processing plant and associated well fields located in Duval County, Texas, as further described in the Offering Documents;

“Sanctioned Person” has the meaning given to that term in Section 4.1.1(bbb);

“Sanctions” has the meaning given to that term in Section 4.1.1(bbb);

“SEC” means the United States Securities and Exchange Commission;

“Securities Regulators” means, collectively, the securities regulators or other securities regulatory authorities in the Selling Jurisdictions;

“Seller” means EFR White Canyon Corp.;

“Selling Group” means, collectively, those registered dealers appointed by the Underwriters to assist in the Offering as contemplated in the seventh paragraph of this Agreement;

“Selling Jurisdictions” means collectively, each of the Qualifying Provinces and such states in the United States and any other jurisdictions outside of Canada and the United States as mutually agreed to by the Company and the Underwriters;

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“Shelf Receipt” means the receipt issued by the Principal Regulator evidencing that a receipt has been issued for the Canadian Preliminary Warrant Shelf Prospectus or the Canadian Final Warrant Shelf Prospectus, as the case may be, in the Province of British Columbia;

“Subsidiaries” means the subsidiaries of the Company as listed in Schedule “A”, and “Subsidiary” means any one of them;

“subsidiary” and “subsidiaries” has the meaning ascribed thereto in the BCBCA;

“Supplementary Material” means, collectively, any amendment to the Offering Documents and any amendment or supplemental prospectus or ancillary material that may be filed by or on behalf of the Company under Applicable Securities Laws in connection with the Offering and/or distribution of the Units;

“Survival Limitation Date” means the later of:

(i)	the second anniversary of the Closing Date; and

(ii)	the latest date under Applicable Securities Laws relevant to a Purchaser (non-residents of Canada being deemed to be resident in the Province of British Columbia for such purposes) that a Purchaser may be entitled to commence an action or exercise a right of rescission, with respect to a misrepresentation contained in the Canadian Final Prospectus or, if applicable, any Supplementary Material;

“Tax Act” means the Income Tax Act (Canada);

“Taxes” has the meaning ascribed thereto in Section 4.1.1(cc);

“Technical Reports” means collectively: (i) the Crownpoint and Hosta Butte Technical Report; (ii) the Dewey Burdock Technical Report; (iii) the Gas Hills Technical Report; and (iv) the Marquez-Juan Tafoya Technical Report;

“Transfer Agent” means Computershare Trust Company of Canada;\

“TSXV” means the TSX Venture Exchange;

“Underwriters” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Underwriters’ Fee” has the meaning ascribed thereto in Section 13 hereof;

“Unit Shares” has the meaning ascribed thereto in the fifth paragraph of this Agreement;

“Units” has the meaning ascribed thereto in the fifth paragraph of this Agreement;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Amended Prospectus” means a prospectus included in any U.S. Registration Statement Amendment;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

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“U.S. Final Prospectus” means the Canadian Final Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, included in the Registration Statement at the time it becomes effective, including the Documents Incorporated by Reference;

“U.S. Final Warrant Shelf Prospectus” means the Canadian Final Warrant Shelf Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, included in the Warrant Shelf Registration Statement as amended at such time, including the Documents Incorporated by Reference;

“U.S. Offering Documents” means each of the Initial Registration Statement, the Amendment No. 1 to the Registration Statement, the Amendment No. 2 to the Registration Statement, the Registration Statement, the Initial Warrant Shelf Registration Statement, the Warrant Shelf Registration Statement, any U.S. Registration Statement Amendment, the U.S. Preliminary Prospectus, the U.S. Final Prospectus, the U.S. Preliminary Warrant Shelf Prospectus, the U.S. Final Warrant Shelf Prospectus and any U.S. Amended Prospectus;

“U.S. Preliminary Prospectus” means the Canadian Preliminary Prospectus or the Canadian Amended Preliminary Prospectus, as the case may be, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, included in the Initial Registration Statement as amended at such time, including the Documents Incorporated by Reference;

“U.S. Preliminary Warrant Shelf Prospectus” means the Canadian Preliminary Warrant Shelf Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, included in the Initial Warrant Shelf Registration Statement as amended at such time, including the Documents Incorporated by Reference;

“U.S. Registration Statement Amendment” means any amendment to Amendment No. 1 to the Registration Statement (other than Amendment No. 2 to the Registration Statement”), any amendment to the Initial Warrant Shelf Registration Statement, any post-effective amendment to the Registration Statement or the Warrant Shelf Registration Statement filed with the SEC during the distribution of the Units;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Securities Laws” means all applicable United States securities laws, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, the rules and regulations of the SEC and all applicable rules and policies of the NYSE American;

“Warrant Agent” means Computershare Trust Company of Canada;

“Warrant Indenture” means the warrant indenture to be entered into on the Closing Date between the Warrant Agent and the Company in relation to the Warrants, as amended from time to time;

“Warrant Shares” has the meaning ascribed thereto in the fifth paragraph of this Agreement;

“Warrant Shelf Registration Statement” means the Initial Warrant Shelf Registration Statement, as amended at the time it becomes effective, including the exhibits and any schedules thereto, the Documents Incorporated by Reference and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein;

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“Warrant Shelf Registration Statement Form F-X” means an appointment of agent for service of process upon the Company on Form F-X, prepared and filed by the Company with the SEC in conjunction with the filing of the Initial Warrant Shelf Registration Statement; and

“Warrants” has the meaning ascribed thereto in the fifth paragraph of this Agreement.

(b)	Schedules. The following are the schedules attached to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A” – Subsidiaries

TERMS AND CONDITIONS

2. Nature of Transaction. Each Purchaser resident in a Qualifying Province shall purchase the Units pursuant to the Canadian Final Prospectus and each Purchaser resident in the United States shall purchase the Units pursuant to the Registration Statement. Each other Purchaser shall purchase in accordance with such procedures as the Company and the Underwriters may mutually agree, acting reasonably, in order to fully comply with Applicable Securities Laws. The Company hereby agrees to comply with all Applicable Securities Laws on a timely basis in connection with the distribution of the Units. Subject to being notified by the Underwriters of the requirements thereof and upon request by the Underwriters, the Company also agrees to file within the periods stipulated under Applicable Securities Laws of the Selling Jurisdictions, other than the Qualifying Provinces and the United States, and at the Company’s expense all necessary forms required to be filed by the Company in connection with the Offering and agrees to pay all filing fees required to be paid in connection therewith so that the distribution of the Offered Securities in such Selling Jurisdictions outside of Canada and the United States may lawfully occur without the necessity of registering the Offered Securities or filing a prospectus or any similar document under applicable securities laws in such Selling Jurisdictions outside of Canada and the United States, if applicable. The Underwriters agree to assist the Company in all reasonable respects to secure compliance with all regulatory requirements in connection with the Offering.

3. Covenants of the Underwriters

(a)	Each Underwriter severally, and neither jointly, nor jointly and severally, covenants with the Company that it will (and will use its commercially reasonable best efforts to cause the members of the Selling Group to):

(i)	conduct activities in connection with arranging for the sale and distribution of the Units in compliance with all Applicable Securities Laws, the Offering Documents and the provisions of this Agreement;

(ii)	not, directly or indirectly, sell or solicit offers to purchase the Units or distribute or publish any offering circular, prospectus, form of application, advertisement or other offering materials in any country or jurisdiction so as to require registration or filing of a prospectus with respect thereto or compliance by the Company with regulatory requirements (including any continuous disclosure obligations) under the laws of, or subject the Company (or any of its directors, officers or employees) to any inquiry, investigation or proceeding of any securities regulatory authority, stock exchange or other authority in, any jurisdiction (other than the filing of the Offering Documents);

(iii)	not, in connection with the services provided hereunder, make any representations or warranties with respect to the Company or its securities, other than as set forth in the Offering Documents or in any Issuer Free Writing Prospectus; and

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(iv)	use all commercially reasonable efforts to complete and to cause the members of the Selling Group to complete the distribution of the Units as soon as practicable.

(b)	The Lead Underwriter shall, on behalf of the Underwriters, notify the Company when, in its opinion, the Underwriters and Selling Group have ceased distribution of the Units and, if required for regulatory compliance purposes, provide a breakdown of the number of Units distributed and proceeds received (A) in each of the Qualifying Provinces, (B) in the United States, and (C) in any other Selling Jurisdiction.

(c)	Each Underwriter severally covenants with the Company that it will only solicit and offer to sell to purchasers of Units in the United States through one or more of its affiliates who are duly registered as a broker-dealer in compliance with applicable U.S. Securities Laws and the requirements of FINRA.

(d)	Notwithstanding the foregoing provisions of this Section 3, no Underwriter or U.S. affiliate will be liable to the Company under this Section 3 with respect to a default, or any act or omission under this Section 3 by another Underwriter or their U.S affiliates or any Selling Group member appointed by such other Underwriters.

(e)	Each Underwriter represents and warrants to, and covenants with, the Company that at least one of the Underwriters is duly registered under the Applicable Securities Laws in each of the Qualifying Provinces.

4. (a) Representations, Warranties and Covenants of the Company. The Company represents, warrants and covenants to the Underwriters, and acknowledges that each of them is relying upon such representations, warranties and covenants, in connection with the sale of the Units, that:

4.1.1 General Representations and Warranties

(a)	Good Standing of the Company and the Subsidiaries. Each of the Company and the Subsidiaries: (A) is a corporation duly incorporated, continued or amalgamated and validly existing in good standing under the laws of the jurisdiction in which it was incorporated, continued or amalgamated, as the case may be; (B) has all requisite corporate power and authority and is duly qualified and holds all Authorizations necessary or required to carry on its Business as now conducted and to own, lease or operate its properties and assets, including the Business Assets; (C) where required, has been duly qualified as an extra-provincial corporation or foreign corporation for the transaction of business and is in good standing under the laws of each jurisdiction in which it owns or leases property, or conducts Business; and (D) are not insolvent and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing their dissolution or winding up;

(b)	Subsidiaries. The Company’s only subsidiaries are the Subsidiaries listed in Schedule “A”, which schedule is true, complete and accurate in all respects. Each Subsidiary is formed, organized and existing under the laws of the jurisdiction set out in Schedule “A”, is current and up to date with all material filings required to be made and is in good standing in each jurisdiction in which such qualification is required in all material respects. All of the issued and outstanding shares in the capital of the Subsidiaries have been duly authorized and validly issued, are fully paid and are directly or indirectly beneficially owned by the Company in the amounts set forth in Schedule “A”. All of the issued and outstanding shares in the capital of the Subsidiaries owned by the Company are owned free and clear of any Liens, and none of the outstanding securities of the Subsidiaries were issued in violation of the pre-emptive or similar rights of any security holder of the Subsidiaries. There exists no options, warrants, purchase rights, or other contracts or commitments that could require the Company to sell, transfer or otherwise dispose of any securities of the Subsidiaries, other than the Company has entered into an agreement to sell Belt Line Resources, Inc. and Hydro Restoration Corporation. The following Subsidiaries are currently inactive and do not hold any material assets or liabilities, nor carry on any business or operations: (i) HRI-Churchrock, Inc., (ii) Uranium Resources, Inc. (f/k/a Uranium Minerals Inc.); (iii) Azarga Resources Limited, (iv) Azarga Resources (Hong Kong) Ltd., and (v) Azarga Resources Canada Ltd.;

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(c)	Corporate Power. The Company has all requisite corporate power, authority and capacity to enter into each of this Agreement and the Warrant Indenture and to perform the transactions contemplated herein and therein, including, without limitation, to issue the Offered Securities;

(d)	Share Capital. The Company has authorized share capital consisting of an unlimited number of Common Shares, of which 109,018,176 Common Shares are issued and outstanding as of the date of this Agreement;

(e)	Absence of Rights. Other than 7,178,186 stock options and 8,760,122 Common Share purchase warrants outstanding as of the date of this Agreement, no person, firm or corporation has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Company of any unissued shares of the Company;

(f)	Validly Issued Securities. All of the issued and outstanding securities of the Company have been duly and validly authorized and issued and are fully paid and non-assessable shares of the Company, and none of the outstanding securities of the Company were issued in violation of the pre-emptive or similar rights of any securityholder of the Company.

(g)	No Pre-emptive Rights. The Offered Securities, upon issuance, will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Company. No holder of outstanding shares in the capital of the Company is at the Closing Time or will be following the Closing Time entitled to any pre-emptive or any similar rights to subscribe for any Common Shares or other securities of the Company.

(h)	Authorizations.

(i)	The Company and the Subsidiaries have obtained, are in compliance with, have complied with and will continue to comply with, in all material respects, all Applicable Laws, including all Authorizations. Each of the Company and the Subsidiaries holds all Authorizations necessary or appropriate for carrying on its Business as currently carried on and all such Authorizations issued to date are valid and in full force and effect and neither the Company nor any Subsidiary has received any correspondence or notice from any Governmental Authority alleging or asserting material non-compliance with any Applicable Law or Authorization. Without limiting the generality of the foregoing, neither the Company nor any Subsidiary has received any notice of proceedings or actions relating to the revocation, suspension, limitation or modification of any Authorizations or any notice advising of the refusal to grant any Authorization that has been applied for or is in process of being granted under Applicable Law, and has no knowledge or reason to believe that any such Governmental Authority is considering taking or would have reasonable ground to take any such action. Neither the Company nor any Subsidiary is aware of any material non-compliance with any Applicable Law by the Company or any Subsidiary, and

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(ii)	The Company has provided the Underwriters with copies of the Authorizations and all related documents and material correspondence issued to the Company or any Subsidiary. The Company does not anticipate any material variations or difficulties in obtaining, maintaining or renewing such Authorizations. The transactions contemplated herein (including the proposed use of proceeds from the Offering) will not have any material adverse effect on the Authorizations or require the Company or any Subsidiary to obtain any new Authorization under the Applicable Laws;

(i)	Stock Exchange Matters. The Company is in compliance in all material respects with all of the rules, policies and requirements of the TSXV and NYSE American and the Common Shares are currently listed on the TSXV and NYSE American, and on no other stock exchange or public market;

(j)	No Cease Trade Orders. No order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Company, are pending, contemplated or threatened by any regulatory authority;

(k)	Reporting Issuer Status. The Company is and will at the Closing Time be a “reporting issuer”, not included in the lists of defaulting reporting issuers maintained by the Canadian Securities Commissions in each of the Qualifying Provinces, and is in compliance, in all material respects, with all of its obligations as a reporting issuer and since incorporation has not been the subject of any investigation by any stock exchange or any Canadian Securities Regulator, is current with all filings required to be made by it under Canadian Securities Laws and other laws, is not aware of any deficiencies in the filing of any documents or reports with any Canadian Securities Regulators and there is no material change or material fact relating to the Company which has occurred and with respect to which the requisite news release or material change report has not been filed with the Canadian Securities Regulators, except to the extent that the Offering constitutes a material change;

(l)	No Confidential Material Change Reports. The Company has not filed any confidential material change report with the Canadian Securities Regulators that has not been made public;

(m)	No Investments. Neither the Company nor its Subsidiaries has any investment in any person or any agreement, option or commitment to acquire any such investment, other than in respect of the Alta Mesa Assets.

(n)	No Actions or Proceedings. There are no material actions, suits, claims judgments, investigations or proceedings of any kind whatsoever outstanding or, to the Company’s knowledge, pending or threatened against or affecting the Company or any Subsidiary, or the directors, officers or employees of the Company or any Subsidiary, at law or in equity or before or by any Governmental Authority, commission, board, bureau or agency of any kind whatsoever and, to the best of the Company’s knowledge, there is no basis therefor and neither the Company nor any Subsidiary is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, including but not limited to any allegations or assertions of any liability under, any non-compliance with, or that any product, operation or activity is in violation of any Environmental Laws. The Company is not aware of any pending change or contemplated change to any Applicable Law or governmental position that would have a material adverse effect;

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(o)	Compliance with Laws. Each of the Company and its Subsidiaries has conducted and is conducting its business in compliance with all Applicable Laws of each jurisdiction in which it carries on Business and neither the Company nor its Subsidiaries has received any notice of any alleged violation of any such laws, rules and regulations;

(p)	Material Agreements and Debt Instruments.

(i)	All of the Material Agreements and Debt Instruments of the Company and of the Subsidiaries have been disclosed in the Offering Documents and each is valid, subsisting, in good standing in all material respects and in full force and effect, enforceable in accordance with the terms thereof,

(ii)	The Company and the Subsidiaries have performed all obligations (including payment obligations) in a timely manner under, and are in material compliance with, all terms, conditions and covenants (including all financial maintenance covenants) contained in each Material Agreement and Debt Instrument,

(iii)	None of the Company or its Subsidiaries is in violation of or in default in any material respect in the performance or observance of any material obligation, covenant (including all financial maintenance covenants) or condition contained in any contract, Material Agreement, Debt Instrument, indenture, trust deed, mortgage, loan agreement, note, lease, licence or other agreement or instrument to which it is a party or by which it or its property or assets may be bound, and

(iv)	To the knowledge of the Company, no counterparty to any material obligation, covenant or condition contained in any Material Agreement, contract, indenture, trust deed, mortgage, loan agreement, note, lease, Debt Instrument or other agreement or instrument to which the Company or any Subsidiary is a party is in default in the performance or observance thereof;

(q)	No Judgments or Orders. There are no judgments against the Company or any Subsidiary which are unsatisfied, nor are there any consent decrees or injunctions to which the Company or any Subsidiary is subject;

(r)	No Bankruptcies or Dissolutions. Neither of the Company nor any of its Subsidiaries has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any person holding any Lien or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it. No proceedings have been taken, instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation of the Company or any of the Subsidiaries;

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(s)	Corporate Actions. All necessary corporate action has been taken or will have been taken prior to the Closing Time by the Company so as to: (i) authorize the execution, delivery and performance of this Agreement and the Warrant Indenture; (ii) to authorize the execution and filing, as applicable of the Offering Documents; (iii) validly issue and sell the Unit Shares as fully paid and non-assessable Common Shares; (ii) create and issue the Warrants; (iii) grant the Over-Allotment Option; (iv) reserve and authorize for issuance the Warrant Shares upon exercise of the Warrants and the Additional Securities upon exercise of the Over-Allotment Option;

(t)	Absence of Defaults and Conflicts. The execution and delivery of each of this Agreement and the Warrant Indenture, the performance by the Company of its obligations hereunder or thereunder, and the transactions contemplated hereby and thereby, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, (whether after notice or lapse of time or both): (i) any Applicable Laws, including, without limitation, the BCBCA and Applicable Securities Laws; (ii) the constating documents, articles or resolutions of the Company and any of the Subsidiaries which are in effect at the date hereof; (iii) any Material Agreement or Debt Instrument, to which the Company is a party or by which its properties are bound which, either separately or in the aggregate, may have a material adverse effect; or (iv) any judgment, decree or order binding the Company or any of the Subsidiaries or the property or assets of the Company or any of the Subsidiaries;

(u)	Valid and Binding Agreements. The Company has duly authorized and executed and delivered this Agreement and will execute and deliver the Warrant Indenture and upon such execution and delivery each shall constitute a valid and binding obligation of the Company and each is or will be enforceable against such Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by Applicable Laws;

(v)	Financial Statements. The Financial Statements (including the notes thereto): (i) present fairly, in all material respects, the financial position, results of operations, cash flows and all of the assets and liabilities of the Company, in each case on a consolidated basis, for the periods ended on, and as at, the dates indicated therein; (ii) have been prepared in accordance with IFRS consistently applied throughout the periods involved and applicable Canadian Securities Laws; (iii) are, in all material respects, consistent with the books and records of the Company; (iv) contain and reflect all material adjustments for the fair presentation of the results of operations and the financial position of the business of the Company for the periods covered thereby, and (v) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Company and the Company is not aware of any fact or circumstance presently existing which would render any of the financial information contained therein materially incorrect;

(w)	Internal Accounting Controls. The Company and each of its Subsidiaries have made and keep books, records and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (1) transactions are executed in accordance with management’s general or specific authorizations; and (2) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets. Since the end of the Company’s most recently audited fiscal year, the Company is not aware of any material weakness in the Company’s internal control over financial reporting (whether or not remediated) or change in the Company’s internal control over financial reporting that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting;

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(x)	System of Disclosure Control. The Company maintains disclosure controls and procedures on a consolidated basis (as such terms are defined in NI 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings) that comply with the requirements of NI 52-109; such disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company in the reports that it files or submits pursuant to NI 52-109 is recorded, processed, summarized and reported within the time periods specified in the Canadian Securities Commissions rules and forms; such disclosure controls and procedures were effective as at December 31, 2021 and September 30, 2022;

(y)	Market Data. The statistical, industry and market related data included in the Disclosure Documents and Offering Documents are derived from sources which the Company reasonably believes to be accurate, reasonable and reliable, and such data agrees with the sources from which it was derived;

(z)	Liabilities. Neither the Company nor any of the Subsidiaries has any liabilities, direct or indirect, contingent or otherwise, not disclosed in the Offering Documents which materially adversely affects the Company or the Subsidiaries, on a consolidated basis, or would reasonably be expected to have a material adverse effect on the Company or the Subsidiaries, on a consolidated basis. Without limiting the generality of the foregoing, neither the Company nor any of the Subsidiaries has any material obligation or liability except as disclosed in the Offering Documents or those arising in the ordinary course of business none of which is materially adverse to the Company and the Subsidiaries on a consolidated basis;

(aa)	No Off-Balance Sheet Arrangements. There are no off-balance sheet transactions, arrangements or obligations (including contingent obligations) of the Company or the Subsidiaries with unconsolidated entities or other persons that may have a material current or future effect on the financial condition, changes in financial condition, results of operations, earnings, cash flow, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses of the Company or any Subsidiary;

(bb)	Forward-Looking Information. With respect to forward-looking information contained in the Offering Documents, including for certainty the Documents Incorporated by Reference:

(i)	the Company had a reasonable basis for the forward-looking information at the time the disclosure was made,

(ii)	all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information and identifies material risk factors that could cause actual results to differ materially from the forward-looking information; and states the material factors or assumptions used to develop forward-looking information,

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(iii)	all future-oriented financial information and each financial outlook: (A) has been prepared in accordance with generally accepted accounting principles in Canada or IFRS, using the accounting policies the Company expects to use to prepare its historical financial statements for the period covered by the future-oriented financial information or the financial outlook; (B) presents in all material respects the expected results of the operations for the periods covered thereby; (C) is based on assumptions that are reasonable in the circumstances, reflect the Company’s intended course of action, and reflect management’s expectations concerning the most probable set of economic conditions during the periods covered thereby, and (D) is limited to a period for which the information in the future-oriented financial information or financial outlook can be reasonably estimated;

(cc)	Taxes. All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, sales taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, reassessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Company and the Subsidiaries have been paid or accrued. All tax returns, declarations, remittances and filings required to be filed by the Company and the Subsidiaries have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading. To the knowledge of the Company, no examination of any tax return of the Company is currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any Taxes that have been paid, or may be payable, by the Company or the Subsidiaries;

(dd)	Independent Auditors. The Company’s auditors who audited the comparative consolidated financial statements as at and for the financial years ended December 31, 2021 and 2020 incorporated by reference in the Offering Documents and delivered their auditors’ report thereon are independent public accountants as required by the Applicable Securities Laws and the applicable rules and regulations adopted by the Public Company Oversight Board (United States), and there has never been a “reportable event” (within the meaning of NI 51-102) with the present or, to the knowledge of the Company, any former auditor of the Company;

(ee)	No Loans or Non-Arm’s Length Transactions. Other than as disclosed in the Financial Statements, the Company is not party to any Debt Instrument or any agreement, contract or commitment to create, assume or issue any Debt Instrument and does not have any loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at “arm’s length” with the Company (as such term is defined in the Tax Act). The Company has not guaranteed the obligations of any person;

(ff)	No Litigation. There is no litigation or governmental or other proceeding or investigation at law or in equity before any Governmental Authority, domestic or foreign, in progress, pending or, to the Company’s knowledge, threatened (and the Company does not know of any basis therefor) against, or involving the assets, properties or business of, the Company or its Subsidiaries, nor are there any matters under discussion with any Governmental Authority relating to taxes, governmental charges, orders or assessments asserted by any such authority and to the Company’s knowledge there are no facts or circumstances which would reasonably be expected to form the basis for any such litigation, governmental or other proceeding or investigation, taxes, governmental charges, orders or assessments;

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(gg)	Dividend Restrictions. There is not, in the constating documents, by-laws or in any Debt Instrument, Material Agreement or other instrument or document to which the Company or the Subsidiaries are a party, any restriction upon or impediment to, the declaration or payment of dividends by the directors of the Company or the payment of dividends by the Company to the holders of its Common Shares;

(hh)	Insurance. The Company and the Subsidiaries maintain insurance by insurers of recognized financial responsibility, against such losses, risks and damages to their assets in such amounts that are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Company, the Subsidiaries, and their respective directors, officers and employees, and the assets, are in good standing and in full force and effect in all respects, and not in default and will remain in full force and effect at the Closing Time; each of the Company and the Subsidiaries is in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Company or the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Company has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue the business at a cost that would not have a material adverse effect, and neither the Company nor the Subsidiaries have failed to promptly give any notice of any material claim thereunder;

(ii)	Intellectual Property. The Company and/or the Subsidiaries own, or have obtained valid and enforceable licenses for, or other rights to use, the Intellectual Property; the Company has no knowledge that the Company or any Subsidiary lacks or will be unable to obtain any rights or licenses to use all Intellectual Property used for the conduct of the business of the Company and/or the Subsidiaries; to the knowledge of the Company, no third parties have rights to any Intellectual Property of the Company or any Subsidiary, there is no pending or, to the best of the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the validity or enforceability of any Intellectual Property or the Company’s or any Subsidiary’s rights in or to any Intellectual Property or suggesting that any other person has any claim of legal or beneficial ownership or other claim or interest with respect thereto, the Company has no knowledge of any facts which form a reasonable basis for any such claim, and to the best of the Company’s knowledge, there has been no finding of unenforceability or invalidity of the Intellectual Property; to the best of the Company’s knowledge, there is no patent or published patent application that contains claims that interfere with the issued or pending claims of any of the Intellectual Property of the Company or any Subsidiary;

(jj)	Related Parties. None of the directors, officers or employees of the Company or the Subsidiaries, any person who owns, directly or indirectly, more than 10% of any class of securities of the Company or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any transaction or any proposed transaction (including, without limitation, any loan made to or by any such person) with the Company which, as the case may be, materially affects, is material to or will materially affect the Company or the Subsidiaries;

(kk)	No Voting Agreements. The Company is not party to any agreement, nor is the Company aware of any agreement, which in any manner affects the voting control of any of the securities of the Company or the Subsidiaries;

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(ll)	No Restrictions on Business. None of the Company or any of the Subsidiaries is a party to, bound by or, to the knowledge of the Company, affected by any commitment, agreement or document containing any covenant which expressly and materially limits the freedom of the Company or the Subsidiaries to compete in any line of business, transfer or move any of its respective assets or operations or which adversely materially affects the business practices, operations or condition of the Company or the Subsidiaries;

(mm)	Leased Premises, Owned Property.

(i)	With respect to each of the Leased Premises, the Company and the Subsidiaries, as applicable, occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises as currently used by the Company and the Subsidiaries, and each of the leases pursuant to which the Company or any Subsidiary, as applicable, occupies the Leased Premises is in good standing and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of the transactions described herein by the Company, will not afford any of the parties to such leases or any other person the right to terminate such leases or result in any additional or more onerous obligations under such leases,

(ii)	No real property is owned by the Company or the Subsidiaries other than the Owned Real Property,

(iii)	The buildings, structures, vehicles, equipment, technology and communications hardware and other tangible personal property owned or leased by the Company or its Subsidiaries are structurally sound, in good operating condition and repair having regard to their use and age and are adequate and suitable for the uses to which they are being put. None of such buildings, structures, vehicles, equipment or other property are in need of maintenance or repairs except for routine maintenance and repairs in the ordinary course that are not material in nature or cost, and

(iv)	There are no past unresolved, pending or, to the knowledge of the Company, threatened claims, complaints, notices or requests for information with respect to any alleged violation of any law and no conditions exist at, on or under the Owned Real Property or any Leased Premises which, with the passage of time, or the giving of notice or both, would give rise to any material liability under any Applicable Law, and

(v)	The Company and its Subsidiaries have good registered and marketable title to the Owned Real Property free of all Liens, and property rights (including access rights) as are necessary for the conduct of the Business of the Company and its Subsidiaries as currently conducted or contemplated to be conducted, and there are no outstanding options or rights of first refusal to purchase the Owned Real Property or any portion thereof or interest therein;

(nn)	No Governmental Authority Actions.

(i)	None of the Company or any of its Subsidiaries is subject to any obligation arising under an administrative or regulatory action, inspection, warning letter, notice of violation letter, or other written notice, response or commitment made to any Governmental Authority, and to Company’s knowledge, no such proceedings have been threatened, and

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(ii)	None of the Company or any of its Subsidiaries, and to the Company’s knowledge none of its or its Subsidiaries’ officers, directors, and employees: (i) have been a defendant in any action, or received a threat of any action, brought under any whistleblower law; or (ii) have been served with or received any written search warrant, subpoena (other than those related to actions against third parties), civil investigative demand or contact letter from a Governmental Authority;

(iii)	The Company is not aware of any licensing or legislation, regulation, by-law or other lawful requirement of any Governmental Authority having lawful jurisdiction over the Company presently in force or, to the knowledge of the Company, proposed to be brought into force, or any pending or contemplated change to any licensing or legislation, regulation, by-law or other lawful requirement of any Governmental Authority having lawful jurisdiction over the Company or any Subsidiary presently in force, that the Company anticipates the Company or any Subsidiary will be unable to comply with or which could reasonably be expected to have a material adverse effect on the Business of the Company or any Subsidiary or the business environment or legal environment under which such entity operates.

(oo)	IT Systems. Each of the Company’s and its Subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the Business of each of the Company and its Subsidiaries as currently conducted, free and clear of all bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants, except as would not reasonably be expected to, individually or in the aggregate, result in a material adverse effect. Each of the Company and its Subsidiaries has implemented and maintained commercially reasonable controls, policies, procedures, and safeguards to maintain and protect its material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including all personal, personally identifiable, sensitive, confidential or regulated data (“Personal Data”)) used in connection with their businesses, and to the knowledge of the Company, there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person, nor any incidents under internal review or investigations relating to the same. Each of the Company and its Subsidiaries is presently in compliance with Applicable Law, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data in all material respects and has taken commercially reasonable steps to protect such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification. Each of the Company and its Subsidiaries has taken all necessary actions to comply with the Canada’s Personal Information Protection and Electronic Documents Act (and all other Applicable Laws and regulations with respect to Personal Data for which any non compliance with same would be reasonably likely to have a material adverse effect);

(pp)	Suppliers and Customers. No supplier or customer (or group of suppliers or customers) that was or is significant to the Company or its Subsidiaries, has given the Company or its Subsidiaries notice or, to the Company’s knowledge, has taken any other action that has given the Company or its Subsidiaries any significant reason to believe that such supplier or customer (or group of suppliers or customers) will cease to supply or purchase, restrict the amount supplied or purchased, or adversely change its prices or terms to the Company of any products or services that are supplied or purchased that are material to the Company or its Subsidiaries;

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(qq)	Unit Shares Validly Issued. The Unit Shares to be issued and sold as contemplated in this Agreement have been, or prior to the Closing Time will be, authorized and reserved for issuance and when issued, delivered and paid for, the Unit Shares will be validly issued and fully paid and non-assessable; the Unit Shares, when issued and delivered against payment therefor in accordance with the terms of this Agreement will conform to the descriptions thereof contained in the Offering Documents;

(rr)	Warrants Validly Issued. The Warrants to be issued and sold have been, or prior to the Closing Time will be duly and validly authorized and created and when issued, delivered and paid for, the Warrants will be validly issued; the Warrants, when issued and delivered in accordance with the terms of this Agreement and the Warrant Indenture will conform to the descriptions thereof contained in the Offering Documents;

(ss)	Warrant Shares Reserved for Issuance. The Warrant Shares to be issued and sold on exercise of the Warrants have been, or prior to the Closing Time will be, duly and validly authorized and reserved for issuance and, upon exercise of the Warrants in accordance with their terms and when issued, delivered and paid for, the Warrant Shares will be validly issued as fully paid and non-assessable; the Warrant Shares, when issued and delivered upon exercise of the Warrants in accordance with the terms of the Warrant Indenture will conform to the descriptions thereof contained in the Offering Documents;

(tt)	No Action to Manipulate Price. Neither the Company nor any of the Subsidiaries, nor to the knowledge of the Company, any of the Company’s affiliates, has taken, nor will the Company, any Subsidiary or any such affiliate take, directly or indirectly, any action which is designed to or which has constituted, or which might reasonably be expected to cause or result in, the stabilization or manipulation of the price of any security of the Company in connection with the Offering;

(uu)	No Material Changes. Since September 30, 2022, other than in connection with the Acquisition and as disclosed in the Offering Documents, the Company has carried on business in the ordinary course and, in each case, there has not been:

(i)	any material adverse change in the Business Assets, liabilities or obligations (absolute, accrued, contingent or otherwise), Business, condition (financial or otherwise) or results of operations of the Company or the Subsidiary,

(ii)	any material change in the share capital or long term debt of the Company or the Subsidiary

(iii)	any adverse material change to the Company on a consolidated basis,

(iv)	any declaration, setting aside or payment of any dividend or other distribution with respect to any shares in the capital of the Company or any direct or indirect redemption, purchase or other acquisition of any shares, or

(v)	any change in accounting or tax practices followed by the Company or the Subsidiary;

(vv)	Accounting Policies. Other than as required by IFRS and as disclosed in the Financial Statements, there has been no change in the accounting policies or practices of the Company or the Subsidiaries since December 31, 2021;

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(ww)	No New Control Person. The completion of the Offering and the Acquisition will not result in any new control person of the Company;

(xx)	Purchases and Sales. Other than in connection with the Acquisition and the disposition of Belt Line Resources, Inc. and Hydro Restoration Corporation, the Company and its Subsidiaries have not approved, are not contemplating and have not entered into any agreement in respect of, nor have any knowledge of:

(i)	the purchase of any material property or assets or any interest therein or the sale, transfer or disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Company or its Subsidiaries whether by asset sale, transfer of shares or otherwise,

(ii)	the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Company or its Subsidiaries or otherwise) of the Company, or

(iii)	a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Company;

(yy)	Shareholder Approvals. There is no requirement under any agreement or applicable laws (including Applicable Securities Laws) or otherwise, for the Company to obtain the approval of its shareholders to complete the Offering;

(zz)	Anti-Bribery Laws. Neither the Company nor its Subsidiaries nor any director, officer, employee, consultant, representative, affiliate or agent of the Company or its Subsidiaries has: (i) violated the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”) or the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the rules and regulations promulgated thereunder (the “FCPA”) or other applicable anti-corruption laws, or (ii) offered, paid, promised to pay or authorized the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA, the CFPOA or other applicable anti-corruption law. The Company and its Subsidiaries have conducted their businesses in compliance with the FCPA, the CFPOA and other applicable anti-corruption laws. Neither the Company nor its subsidiaries nor any director, officer, employee, consultant, representative, affiliate or agent of the Company or its subsidiaries has: (i) conducted or initiated any review, audit, or internal investigation that concluded the Company, any subsidiary, or any director, officer, employee, consultant, representative, affiliate or agent of the Company or any subsidiary violated such laws or committed any material wrongdoing; or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to noncompliance with any such laws, or received any notice, request, or citation from any person alleging non-compliance with any such laws;

(aaa)	Anti-Money Laundering. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with any applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and international money laundering statutes, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Authority, authority or body or any arbitrator involving the Company or its subsidiaries with respect to the Money Laundering Laws is pending, or, to the knowledge of the Company, threatened;

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(bbb)	No Sanctions. Neither the Company nor its Subsidiaries nor any director, officer, employee, consultant, representative, affiliate or agent of the Company or any Subsidiary is a person (“Sanctioned Person”) currently the target of any sanctions administered or enforced by the United States government, including, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the Financial Transactions Reports Analysis Centre of Canada or other relevant sanctions authority (collectively, “Sanctions”), and the Company will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any Sanctioned Person, to fund any activities of or business with any Sanctioned Person, or in any country or territory, that, at the time of such funding, is the subject of Sanctions or in any other manner that will result in a violation by any Sanctioned Person (including any Sanctioned Person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions;

(ccc)	COVID-19. Except as mandated by or in conformity with the recommendations or requirements of a Governmental Authority, there has been no closure or suspension of operations at the Material Properties or the Kingsville Dome Project as a result of the COVID-19 pandemic;

(ddd)	Transfer Agent. The Transfer Agent at its principal transfer office in the City of Vancouver, British Columbia has been duly appointed as the registrar and transfer agent in Canada in respect of the Common Shares;

(eee)	Warrant Agent: Prior to the Closing Time, the Warrant Agent at its principal transfer office in the City of Vancouver, British Columbia will be duly appointed as the warrant agent in respect of the Warrants;

(fff)	Fees and Commissions. Other than the Underwriters (and their Selling Group members) pursuant to this Agreement, there is no person acting at the request of the Company or to the knowledge of the Company, purporting to act who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the Offering or transactions contemplated herein;

(ggg)	Use of Proceeds. The net proceeds of the Offering will be used as described in the Canadian Final Prospectus and the U.S. Final Prospectus;

(hhh)	Entitlement to Proceeds. Other than the Company, there is no person that is or will be entitled to demand the proceeds of the Offering;

(iii)	Foreign Issuer and Investment Company. The Company (i) is a “foreign issuer” as such term is defined in Regulation S under the U.S. Securities Act, and (ii) is not and, after giving effect to the Offering and the application of the proceeds thereof as described in the Offering Documents under the heading “Use of Proceeds,” will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended;

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(jjj)	Continuous Disclosure. All information (including in the Disclosure Documents and Offering Documents) which has been prepared by the Company relating to the Company and its Subsidiaries and their respective businesses, assets and liabilities and either publicly disclosed or provided to the Underwriters, including all financial, marketing and operational information provided to the Underwriters, are as of the date of such information, true and correct in all material respects, do not contain a misrepresentation and no material fact or facts have been omitted therefrom that would make such information materially misleading and the Company is not aware of any circumstances presently existing under which liability is or would reasonably be expected to be incurred under Part XXIII.1 – Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario) and analogous secondary market liability disclosure provisions under Applicable Securities Laws in the Selling Jurisdictions;

(kkk)	Significant Acquisitions or Dispositions. The Company has not completed any “significant acquisition” or significant disposition, nor is it proposing any “probable acquisitions” (as such terms are defined in Part 8 of NI 51-102) that would require the inclusion of any additional financial statements or pro forma financial statements in the Prospectus or the filing of a business acquisition report pursuant to Applicable Securities Laws, and has not entered into any agreement or arrangement in respect of a transaction that would be a significant acquisition or significant disposition;

(lll)	Previous Transactions. All previous transactions completed by the Company have been fully disclosed to the Underwriters, were completed in compliance with all applicable laws and all necessary corporate, third party and regulatory approvals, consents, authorizations, registrations and filings required in connection therewith were obtained or made, as applicable, and complied with in all material respect;

(mmm)	FINRA. Neither the Company nor any Subsidiary (i) is a “related issuer” or “connected issuer”(as those terms are defined in National Instrument 33-105 –Underwriting Conflicts) of the Underwriters as of the date hereof, or (ii) is a party to any related-party transaction or off-balance sheet transaction or any other non-arm’s length transaction required to be disclosed under the rules and regulations of FINRA, in each case except as disclosed in the Offering Documents;

(nnn)	Brokerage Fees. Other than the Underwriters, there is no person acting or, to the knowledge of the Company, purporting to act at the request of the Company, who is entitled to any brokerage, finder’s fees or other like payment in connection with the transactions contemplated herein or, to the Company’s knowledge, any arrangements, agreements, understandings, payments or issuance with respect to the Company or any of its officers, directors, shareholders, partners, employees, Subsidiaries or affiliates that may affect the Underwriters’ compensation as determined by FINRA; and

(ooo)	Compliance. Except as disclosed in the Offering Documents, to the knowledge of the Company, none of the directors or officers of the Company are now, or have been in the ten (10) years prior to the date hereof, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

4.1.2	Offering Document Matters

(a)	Short Form Eligibility. The Company is an Eligible Issuer;

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(b)	U.S. Status. The Company meets the general eligibility requirements for the use of Form F-10 under the U.S. Securities Act; and at the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Company or any offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the U.S. Securities Act) of the Units and at the date hereof, the Company was not and is not an “ineligible issuer”, as defined in Rule 405 under the U.S. Securities Act;

(c)	Filing Preliminary Offering Documents. The Company has prepared and (i) will file the Amended Canadian Preliminary Prospectus and obtain the Preliminary Receipt therefor on or prior to 5:00 p.m. (Toronto time) on January 25, 2023, (ii) will file the Canadian Preliminary Warrant Shelf Prospectus and obtain a Shelf Receipt therefor as soon as possible following the date of this Agreement, and (iii) will file the Amendment No. 1 to the Registration Statement and the Initial Warrant Shelf Registration Statement with the SEC immediately after filing the Amended Canadian Preliminary Prospectus and the Canadian Preliminary Warrant Shelf Prospectus, respectively;

(d)	Filing Final Offering Documents. The Company will satisfy all comments of the Canadian Securities Commissions with respect to the Amended Canadian Preliminary Prospectus and the Canadian Preliminary Warrant Shelf Prospectus as soon as possible after receipt of such comments and forthwith after clearance for the Offering has been obtained from FINRA, (i) prepare and file the Canadian Final Prospectus pursuant to the Passport Procedures, and obtain the Final Receipt therefor on or prior to 5:00 p.m. (Toronto time) on February 10, 2023 and shall have taken all other steps and proceedings that may be necessary in order to qualify the Offered Securities and the Over-Allotment Option for distribution pursuant to the Canadian Final Prospectus in each of the Qualifying Provinces on or prior to 5:00 p.m. (Toronto time) on February 10, 2023, (ii) prepare and file the Canadian Final Warrant Shelf Prospectus and obtain a Shelf Receipt therefor on or prior to 5:00 p.m. (Toronto time) on February 10, 2023, and (ii) prepare and file the Amendment No. 2 to the Registration Statement and the Warrant Shelf Registration Statement with the SEC immediately after filing the Canadian Final Prospectus and the Canadian Final Warrant Shelf Prospectus, respectively;

(e)	Canadian Offering Documents. The information and statements set forth in the Canadian Offering Documents, did or will as of the time of filing thereof, constitute full, true and plain disclosure of all material facts and did not, and will not, contain any misrepresentation as of the date of such information or statement and the Company is not aware of any material inaccuracy in any document included in the Disclosure Documents as considered at the time the relevant document was filed and the Canadian Offering Documents as of the time of filing thereof did and will comply, as applicable, in all material respects with the applicable requirements of Canadian Securities Laws; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any Canadian Offering Documents in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the Underwriters through the Lead Underwriter specifically for use therein;

(f)	U.S. Offering Documents. As of the applicable effective date of the Registration Statement and any post-effective amendment thereto, the Registration Statement and any such post-effective amendment thereto will comply in all material respects with the U.S. Securities Act and the applicable rules and regulations of the SEC, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; the U.S. Preliminary Prospectus complied, as of the time of filing thereof, and the U.S. Final Prospectus and any U.S. Amended Prospectus, as of the time of filing thereof, will comply, in all material respects with the applicable requirements of U.S. Securities Laws; the U.S. Preliminary Prospectus, as of the time of filing thereof, did not, and the U.S. Final Prospectus and any U.S. Amended Prospectus, as of the time of filing thereof and as of the Closing Date and the Option Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any U.S. Offering Document in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Underwriter specifically for use therein;

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(g)	Issuer Free Writing Prospectuses. The Company (including its agents and representatives, other than the Underwriters in their capacity as such) has not prepared, used, authorized, approved or referred to and will not prepare, use, authorize, approve or refer to any Issuer Free Writing Prospectus related to the Offered Securities that is a “written communication” (as defined in Rule 405 under the U.S. Securities Act). Each such Issuer Free Writing Prospectus complied in all material respects with the applicable U.S. Securities Laws, has been or will be (within the time period specified in Rule 433 under the U.S. Securities Act) filed in accordance with the U.S. Securities Act (to the extent required thereby) and, when taken together with the U.S. Final Prospectus and the U.S. Final Warrant Shelf Prospectus, each such Issuer Free Writing Prospectus, did not, and as of the Closing Date, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the any Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Underwriter specifically for use therein. Each such Issuer Free Writing Prospectus did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, the Warrant Shelf Registration Statement, the U.S. Final Prospectus, or the U.S. Final Warrant Shelf Prospectus;

(h)	Executed Offering Documents. The Company will deliver or cause to be delivered: (i) copies of the Canadian Offering Documents, in each case duly signed as required by Canadian Securities Laws, (ii) copies of the Initial Registration Statement, the Amendment No. 1 to the Initial Registration Statement, the Amendment No. 2 to the Initial Registration Statement, the Initial Warrant Shelf Registration Statement, the Warrant Shelf Registration Statement and any documents included as exhibits to any registration statements, in each case signed as required by U.S. Securities Laws, and (iii) copies of any Canadian Prospectus Amendment or U.S. Registration Statement Amendment and any documents included as exhibits thereto, required to be filed, and in each case as applicable, duly signed pursuant to Applicable Securities Laws;

(i)	Commercial Copies of Canadian Prospectus. The Company will deliver without charge as soon as practicable but in any event on the next Business Day after each of the Preliminary Receipt, Final Receipt or Shelf Receipt is obtained, and thereafter from time to time as requested by the Underwriters, as many commercial copies of the applicable Canadian Offering Documents (and any Supplementary Material) as they may reasonably request for the purposes contemplated hereunder and contemplated by Applicable Securities Laws in the Qualifying Provinces and each such delivery of the Canadian Offering Documents and any Supplementary Material will have constituted and shall constitute the consent of the Company to the use of such documents by the Underwriters in connection with the distribution of the Offered Securities, subject to the Underwriters complying with the provisions of applicable Canadian Securities Laws in the Qualifying Provinces and the provisions of this Agreement;

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(j)	Commercial Copies of U.S. Prospectus. The Company will deliver without charge as soon as practicable but in any event on the next Business Day after each of the Preliminary Receipt, Final Receipt or Shelf Receipt is obtained, and thereafter from time to time as requested by the Underwriters, as many commercial copies of the applicable U.S. Offering Documents (and any Supplementary Material) as they may reasonably request for the purposes contemplated hereunder and each such delivery of the applicable U.S. Offering Documents and any Supplementary Material will have constituted and shall constitute the consent of the Company to the use of such documents by the Underwriters in connection with the distribution of the Offered Securities, subject to the Underwriters complying with the provisions of applicable U.S. Securities Laws in the United States and the provisions of this Agreement;

(k)	Material Facts and Information. The Company hereby represents and warrants, and each delivery of the Canadian Offering Documents to the Underwriters by the Company in accordance with this Agreement will constitute the representation and warranty of the Company to the Underwriters, that (except for information and statements relating solely to the Underwriters and furnished by them in writing specifically for use in the Offering Documents), at the respective date of such documents:

(i)	all of the information and statements contained in each of the Canadian Offering Documents are true and correct and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to each of the Offering, the Company and the Subsidiaries on a consolidated basis and the Offered Securities; and

(ii)	the Canadian Offering Documents contain the disclosure required by and comply in all material respects with all requirements of Canadian Securities Laws;

(l)	Qualification and Registration for Distribution. During and prior to completion of the Distribution Period, the Company will take or cause to be taken all steps and proceedings that may be required under the Applicable Securities Laws to qualify and register the Offered Securities for sale to the public and the grant of the Over-Allotment Option to the Underwriters through registrants registered under the Applicable Securities Laws who have complied with the relevant provisions thereof;

(m)	Continuing Qualification and Registration. At all times until the completion of the Distribution Period or the date on which the Underwriters have exercised their termination rights pursuant to Section 7, the Company will, to the satisfaction of counsel to the Underwriters, acting reasonably, promptly take or cause to be taken all additional steps and proceedings that may be required from time to time under the Applicable Securities Laws to continue to so qualify and register the Offered Securities and the grant of the Over-Allotment Option or, in the event that the Offered Securities or the grant of the Over-Allotment Option have, for any reason, ceased to so qualify or be registered, to again so qualify and register the Offered Securities and the grant of the Over-Allotment Option;

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(n)	Auditor Comfort Letters. The Company shall cause to be delivered to the Underwriters, concurrently with the filing of the Canadian Final Prospectus and any Supplementary Material, a comfort letter dated within two Business Days of the date thereof from each of Davidson & Company LLP, the current auditors of the Company, and BDO LLP, the former auditors of Azarga Uranium Corp., and addressed to the Underwriters and to the directors of the Company, in form and substance reasonably satisfactory to the Underwriters, relating to the verification of the financial information and accounting data and other numerical data of a financial nature contained therein and matters involving changes or developments since the respective dates as of which specified financial information is given therein, to a date not more than two Business Days prior to the date of such letter;

(o)	Marketing Materials. The Company and the Underwriters have approved the template version of the Marketing Document, which complies with Applicable Securities Laws, has been filed with each of the Canadian Securities Commissions and will be incorporated by reference into the Canadian Final Prospectus, and other than the Marketing Document, no other Marketing Materials were used by the Company in connection with the Offering; and

(p)	Registration of Warrant Shares. The Company shall use its reasonable best efforts during the term of the Warrants to maintain the effectiveness of the registration of the issuance and sale of the Warrant Shares, and shall take such other action to ensure that Warrant Shares shall not be subject to restrictions on resale under the U.S. Securities Act by persons that are not affiliates of the Company (provided, however, that nothing shall prevent the amalgamation, merger or sale of the Company, including any take-over bid, and any associated delisting or deregistration or ceasing to be a reporting issuer, provided that, so long as the Warrants are outstanding and represent a right to acquire securities of the acquiring company, the acquiring company shall assume the Company’s obligations under the Warrant Indenture).

4.1.3	Due Diligence Matters

(a)	Due Diligence Review. Prior to the Closing Time, the Company will allow the Underwriters to participate fully in the preparation of the Offering Documents and any Issuer Free Writing Prospectus (other than material filed prior to the date hereof and incorporated by reference therein) and shall allow the Underwriters to conduct all due diligence which the Underwriters may reasonably require in order to fulfil their obligations and in order to enable them to responsibly execute the certificates required to be executed by them at the end of each of the Canadian Offering Documents, as applicable; the Company will make available to the Underwriters and their legal counsel on a timely basis, all documents and information necessary to complete the due diligence investigation of the Company, and without limiting the scope of the due diligence inquiries the Underwriters may conduct, the Company will participate and cause its auditors and “qualified persons” (as such term is defined in NI 43-101) to participate in one or more due diligence sessions to be held prior to the Closing Time;

(b)	Material Changes and Material Facts. The Company will promptly notify the Underwriters in writing if, prior to the termination of the Distribution Period, there shall occur any material change or change in a material fact (in either case, whether actual, anticipated, contemplated or threatened and other than a change or change in fact relating solely to the Underwriters) or any event or development involving a prospective material change or a change in a material fact (including any change in applicable laws) or any other material change in any or all of the business, affairs, operations, assets (including information or data relating to the estimated value or book value of assets), liabilities (contingent or otherwise), prospects, capital, ownership, control or management of the Company or the Subsidiaries which would constitute a material change to, or a change in a material fact concerning the Company or the Subsidiaries or any other change which is of such a nature as to result in, or could be considered reasonably likely to result in, a misrepresentation in the Offering Documents or any Issuer Free Writing Prospectus, as they exist immediately prior to such change, or could render any of the foregoing, as they exist immediately prior to such change, not in compliance with Applicable Securities Laws;

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(c)	Potential Material Change or Facts. The Company will promptly notify the Underwriters in writing with full particulars of any such actual, anticipated, contemplated, threatened or prospective change referred to in the preceding paragraph and the Company shall, to the satisfaction of the Underwriters, acting reasonably, provided the Underwriters have taken all action required by them hereunder to permit the Company to do so, file promptly and, in any event, within all applicable time limitation periods with the Canadian Securities Commissions and the SEC any Supplementary Material or material change report as may be required under the Applicable Securities Laws and shall comply with all other applicable filing and other requirements under the Applicable Securities Laws including any requirements necessary to qualify the distribution of and register the Offered Securities and the Over-Allotment Option and shall deliver to the Underwriters as soon as practicable thereafter their reasonable requirements of conformed or commercial copies of any such Supplementary Material. The Company will not file any such new or amended disclosure documentation or material change report without first obtaining the written approval of the form and content thereof by the Underwriters, which approval shall not be unreasonably withheld or delayed; provided that the Company will not be required to file a registration statement or otherwise register or qualify the Offered Securities or the Over-Allotment Option for sale or distribution outside of Canada and the United States;

(d)	Prompt Disclosure. The Company will in good faith discuss with the Underwriters as promptly as possible any circumstance or event which is of such a nature that there is or ought to be consideration given as to whether there may be a material change or change in a material fact or other change described in the preceding two paragraphs; and

(e)	Minute Books. The minute books and records of the Company and the Subsidiaries which the Company has made available to the Underwriters and their Canadian and U.S. counsel in connection with their due diligence investigation of the Company and the Subsidiaries for the period from inception to the date of examination thereof are all of the minute books and substantially all of the records of the Company and the Subsidiaries for such period and contain copies of all constating documents and all proceedings of securityholders and directors (and committees thereof) (or drafts pending the approval thereof) and are complete in all material respects. There have been no other material meetings, resolutions or proceedings of the shareholders, board of directors or any committees of the board of directors of the Company or the Subsidiaries during such period not reflected in such minute books and other records. The Company has not withheld from the Underwriters any material fact relating to the Company, any Subsidiary or to the Offering, the Material Properties or the Alta Mesa Assets; and

(f)	Due Diligence Sessions. The responses given by the Company and its officers at all oral due diligence sessions conducted by the Underwriters in connection with the Offering, as they relate to matters of fact, have been and shall continue to be true and correct in all material respects as at the time such responses have been or are given, as the case may be, and such responses taken as a whole have not and shall not omit any fact or information necessary to make any of the responses not misleading in light of the circumstances in which such responses were given or shall be given, as the case may be; and where the responses reflect the opinion or view of the Company or its officers (including responses or portions of such responses which are forward-looking or otherwise relate to projections, forecasts, or estimates of future performance or results (operating, financial or otherwise)), such opinions or views have been and will be honestly held and believed to be reasonable at the time they are given.

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4.1.4	Mining and Environmental Matters

(a)	Description of Mineral Properties. The description of the mineral properties or other forms of real property interests set out in the Disclosure Documents and Offering Documents constitutes an accurate description of the Material Properties, the Kingsville Dome Project, and the Alta Mesa Assets, and all material interests held or to be held by the Company and its Subsidiaries therein;

(b)	Legal and Beneficial Ownership. The Company and its Subsidiaries are the absolute legal and beneficial owners of, and have good and marketable title to, the Material Properties and the Kingsville Dome Project and assets thereof used in connection with their business as described in the Disclosure Documents and Offering Documents, including, without limitation, mineral leases, surface leases, mining rights or claims or other conventional proprietary interests or rights recognized in the jurisdiction of each Material Property and the Kingsville Dome Project and no other rights are necessary for the conduct of the business or operations of the Material Properties or the Kingsville Dome Project as currently conducted or as planned to be conducted; none of the Company or its Subsidiaries, or the directors or management of the foregoing know of any claim or the basis for any claim that might or could materially and adversely affect the right thereof to use, transfer or otherwise exploit such Material Properties and the Kingsville Dome Project and, except as disclosed in the Offering Documents, neither the Company nor the Subsidiaries have any responsibility or obligation to pay any material commission, royalty, licence fee or similar payment to any person with respect to the Material Properties, the Kingsville Dome Project, or any part thereof;

(c)	Government Licenses. Each of the Company and its Subsidiaries and, to the best of the knowledge of the Company, the Company’s option and joint venture partners, as the case may be, possesses such permits, licences, approvals, consents and other authorizations issued by Governmental Authorities (collectively, “Governmental Licences”) necessary to conduct the business now operated by them and currently proposed to be operated by them with respect to the Material Properties and the Kingsville Dome Project, and all such Governmental Licences are valid and existing and in good standing. Each of the Company, its Subsidiaries and, to the best of the knowledge of the Company, the Company’s option and joint venture partners, as the case may be, are in compliance in all material respects with the terms and conditions of all such Governmental Licences. In particular, without limiting the generality of the foregoing, the Company is not aware of any notice of proceedings relating to the revocation or adverse modification of any Governmental Licences of the Company or any of its Subsidiaries, if any, nor has it received notice of the revocation or adverse modification of, or any intention to revoke or modify, any mining claims, groups of claims, exploration rights, concessions or leases relating to the Material Properties or the Kingsville Dome Project;

(d)	No Adverse Claims. The Company does not know of any claim that might or could have a material adverse effect on its right to use, transfer or otherwise exploit its property or assets, and there is no claim that might or could have a material adverse effect on the rights of the Subsidiaries, as applicable, to use, transfer or otherwise exploit their respective rights and interests relating to the Material Properties or the Kingsville Dome Project;

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(e)	Valid Title Documents. Any and all of the agreements and other documents and instruments pursuant to which the Company and its Subsidiaries hold the Material Properties and the Kingsville Dome Project (including any interest in, or right to earn an interest in, any property), are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with their terms, and, to the best of the Company’s knowledge, none of the other parties thereto are in default, of any of the material provisions of any such agreements, documents or instruments. The Material Properties and the Kingsville Dome Project (or any interest in, or right to earn an interest in, the Material Properties or the Kingsville Dome Project) are not subject to any right of first refusal or purchase or acquisition right;

(f)	Marketable Title. Each of the Company and its Subsidiaries has good and marketable title to all of their respective assets and property and no person has any contract or any right or privilege capable of becoming a right to purchase any personal property from the Company or its Subsidiaries;

(g)	Technical Information. The Company is in compliance, in all material respects, with the provisions of NI 43-101, and has filed all technical reports required to be filed pursuant thereto; as of the date hereof there has been no change to the technical or scientific information in respect of any of the Material Properties or the Kingsville Dome Project which would result in any of the applicable Technical Reports (in the case of the Material Properties) not being a current technical report as of such date. All material information requested by the authors of the Technical Reports was made available to them, prior to the issuance of such reports, for the purpose of preparing such report, which information did not contain any misrepresentation at the time such information was so provided. To the knowledge of the Company, all technical disclosure that has been disclosed or provided to the Underwriters in respect of the Alta Mesa Assets, including but not limited to any technical reports, has been disclosed in compliance, in all material respects, with the requirements of NI 43-101 and there has been no change to the technical or scientific information in respect of the Alta Mesa Assets which would result in any of technical information not being a current as of such date.

(h)	Environmental Matters.

(i)	Each of the Company and its Subsidiaries is currently in compliance, in all material respects, with all Environmental Laws and there are no pending or, to the knowledge of the Company, threatened material administrative, regulatory or judicial actions, suits, demands, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws. Neither the Company nor its Subsidiaries has ever received any notice of any material non-compliance in respect of Environmental Laws, there are no events or circumstances that might reasonably be expected to form the basis of a material order for clean up or remediation under Environmental Laws or relating to any Hazardous Materials. No Environmental Authorizations are required for the Company or its Subsidiaries to carry on its Business. The Business of the Company and its Subsidiaries are currently being conducted, and have been conducted, in all material respects in accordance with all Environmental Laws and at all times have been, in compliance in all material respects with the terms and conditions of any applicable Environmental Authorizations, and

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(ii)	With respect to the Material Properties and the Kingsville Dome Project: (A) neither the Company, its Subsidiaries, nor, to the knowledge of the Company, the Company’s option and joint venture partners, is in violation of any Environmental Laws, (B) the Company, its Subsidiaries and, to the knowledge of the Company, the Company’s option and joint venture partners have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, and (C) there are no pending administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Liens, orders, directions, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Law against the Company, its Subsidiaries, or, to the knowledge of the Company, the Company’s option and joint venture partners, and there are no facts or circumstances which would reasonably be expected to form the basis for any such administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Liens, orders, directions, notices of non-compliance or violation, investigation or proceedings,

(iii)	None of the Company or the Subsidiaries has used or permitted the use of the Owned Real Property, the Leased Premises or any facility which it previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Materials except in accordance with Applicable Laws, and

(iv)	There are no environmental audits, evaluations, assessments, studies or tests relating to the Owned Real Property or the Material Properties;

(i)	Mining Standards. All mineral exploration, reclamation, development, and other actions or activities conducted by the Company or the Subsidiaries on the Material Properties and the Kingsville Dome Project have been conducted in accordance with good mining and engineering practices and all applicable workers’ compensation and health and safety and workplace laws, regulations and policies have been duly complied with;

(j)	Suppliers and Contractors. No existing supplier, manufacturer or contractor of the Company or its Subsidiaries has indicated that it intends to terminate its relationship with the Company or its Subsidiaries or that it will be unable to meet the Company’s or Subsidiaries’ supply, manufacturing or contracting requirements;

(k)	No Indigenous Claims. No dispute exists between the Company or any of the Subsidiaries and any local, aboriginal or indigenous group, or to the Company’s knowledge, is threatened or imminent with respect to any of the Material Properties or the Kingsville Dome Project or exploration, development or mining activities of the Company or any of its Subsidiaries;

(l)	Local Communities. The Company and the Subsidiaries each maintains, and the Company and the Subsidiaries reasonably expect to maintain, good relationships with the communities and persons affected by or located near the Material Properties, in all material respects, and there are no complaints, issues, proceedings, or discussions, which are ongoing or anticipated which could have the effect of interfering with, delaying or impairing the ability to explore, develop, exploit or otherwise operate the Material Properties, and the Company does not anticipate any issues or liabilities to arise on the Material Properties, that would adversely affect, the Company or the Subsidiaries ability to explore, develop, exploit or otherwise operate the Material Properties;

(m)	No Expropriations. The Company has no reason to believe that any part of the Material Properties has been taken, revoked, condemned or expropriated by any Governmental Authority nor has any written notice or proceeding in respect thereof been given commenced or threatened or is pending, nor does the Company have any knowledge of the intent or proposal to give any such notice or commence any such proceeding; and

(n)	Asset Impairment. The Company has undertaken an asset analysis in respect of the Material Properties, including all technical data and information, and has not found any material asset impairment and does not anticipate making any write downs in respect of the Material Properties, or any parts thereof.

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(o)	Alta Mesa Assets. The Company hereby:

(i)	makes the representations and warranties made to the Company by the Seller in Article 3 of the MIPA to the Underwriters subject to the qualifications set out therein, and acknowledges that the Underwriters are relying on the same in entering into this Agreement. Such representations and warranties shall survive the Closing and notwithstanding such Closing or any investigation made by or on behalf of the Underwriters with respect thereto, shall continue in full force and effect for the benefit of the Underwriters for the same period that the Company has the benefit of such representations and warranties under the MIPA; and

(ii)	confirms that: (A) the representations and warranties of the Company and enCore Energy US Corp. contained in the MIPA, a true copy of which has been provided to the Underwriters, are true and correct in all material respects, as of the date given subject to the qualifications set out therein; (B) to the knowledge of the Company, the representations and warranties of the Seller contained in the MIPA are true and correct in all material respects, as of the date given subject to the qualifications set out therein; and (C) to the knowledge of the Company, there has been no actual or alleged breach or default by any party of any provisions of the MIPA and no event, condition, or occurrence exists which after the notice or lapse of time (or both) would constitute a breach or default by any party to the MIPA; or dispute with respect to or termination, cancellation, amendment or renegotiation of the MIPA, and, to the knowledge of the Company, no state of facts giving rise to any of the foregoing exists.

4.1.5	Employment Matters

(a)	Employment Standards. Each of the Company and its Subsidiaries is in compliance, in all material respects, with the provisions of all Applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours. No collective labour dispute, grievance, arbitration or legal proceeding is ongoing, pending or, to the knowledge of the Company, threatened and no individual labour dispute, grievance, arbitration or legal proceeding is ongoing, pending or, to the knowledge of the Company, threatened with any employee of the Company or its Subsidiaries and, to the knowledge of the Company, none has occurred during the past year. No union has been accredited or otherwise designated to represent any employees of the Company or its Subsidiaries and, to the knowledge of the Company, no accreditation request or other representation question is pending with respect to the employees of the Company or its Subsidiaries and no collective agreement or collective bargaining agreement or modification thereof has expired or is in effect in any of the Company’s or its Subsidiaries facilities and none is currently being negotiated by the Company or its Subsidiaries;

(b)	Employee Plans. Each plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company or the Subsidiaries for the benefit of any current or former director, officer, employee or consultant (the “Employee Plans”) has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans. Neither the Company nor the Subsidiaries has or had any pension plan (as such term is defined in the relevant legislation of the applicable jurisdiction); and

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(c)	Record-Keeping. All accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and Employee Plan payments have been reflected in the books and records of the Company and the Subsidiaries.

4.1.6	General Covenants

(a)	All Consents and Approvals. At the Closing Time, all consents, approvals, permits, authorizations or filings as may be required of the Company under Applicable Securities Laws and the rules and regulations of FINRA necessary for the execution and delivery of this Agreement, the Warrant Indenture, the issuance and sale of the Offered Securities, the grant of the Over-Allotment Option and the consummation of the transactions contemplated hereby have been made or obtained, as applicable, to the satisfaction of the Underwriters, acting reasonably, other than customary post-closing filings required to be submitted within the applicable time frame pursuant to Applicable Securities Laws and the rules of the TSXV and NYSE American;

(b)	Press Releases. The Company agrees that from the date hereof to the Closing Date, it shall obtain prior approval of the Lead Underwriter as to the content and form of any press release or other material public disclosure document prior to issuance in Canada and the United States, such approval not to be unreasonably withheld;

(c)	Maintaining Reporting Issuer Status. The Company shall use its best efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of Canadian Securities Laws in each of the Qualifying Provinces until the date that is at least two years following the Closing Date, provided that this covenant shall not prevent the Company from completing any transaction which would result in the Company ceasing to be a “reporting issuer” so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or the holders of the Common Shares have approved the transaction (or, in the case of a take-over bid, a sufficient number of Common Shares have been deposited to the bid in order to enable the bidder to utilize the “compulsory acquisition” provisions of the BCBCA) in accordance with the requirements of applicable corporate and securities laws and the policies of the TSXV and NYSE American;

(d)	Maintain Stock Exchange Listing. For a period of at least two years after the Closing Date, the Company shall not, unless approved by a special resolution of the shareholders of the Company, take any action which would be reasonably expected to result in the delisting or suspension of its Common Shares on or from the TSXV or the Common Shares on or from the NYSE American, as applicable (except in respect of a transfer of listing to the Toronto Stock Exchange, the New York Stock Exchange or the Nasdaq Stock Market) or on or from any securities exchange, market or trading or quotation facility on which its Common Shares are then listed or quoted and the Company shall use its best efforts to comply with the rules and regulations thereof, subject to the exception set out in Section 4.1.6(c);

(e)	U.S. Reporting Requirements. During the period when a prospectus is required by the U.S. Securities Laws or applicable Canadian Securities Laws to be delivered in connection with sales of the Offered Securities, the Company will file all documents required to be filed with (A) the SEC pursuant to the U.S. Exchange Act within the time periods required by the U.S. Exchange Act and the rules and regulations of the SEC thereunder, and (B) the Canadian Securities Commissions in each of the Qualifying Provinces in accordance with applicable Canadian Securities Laws;

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(f)	U.S. Earnings Statements Disclosure. As soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement, the Company will make generally available to its security holders and to the Lead Underwriter an earnings statement or statements of the Company and its Subsidiaries which will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 under the U.S. Securities Act;

(g)	Standstill. The Company shall not issue or sell any Common Shares or financial instruments convertible or exchangeable into Common Shares, other than (i) for purposes of director or employee stock options or other security based compensation arrangements; (ii) to satisfy existing instruments of the Company already issued as of the date of the Engagement Letter; (iii) pursuant to the MIPA; (iv) as consideration for the Nebari Loan; and (v) in connection with any at-the-market offerings, for a period of 90 days from the Closing Date, without the prior consent of the Lead Underwriter, such consent not to be unreasonably withheld.

(h)	Lock-Up Agreements. The Company shall cause each of the directors, officers and principal shareholders of the Company to agree, in a lock-up agreement to be executed concurrently with the closing of the Offering, that for a period of 90 days from the Closing Date, each such person will not, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, or otherwise dispose of, or transfer, or announce any intention to do so, any Common Shares, whether now owned or subsequently acquired directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether such transaction is settled by the delivery of Common Shares, other securities, cash or otherwise other than pursuant to a take-over bid or any other similar transaction made generally to all of the shareholders of the Company; and

(i)	Fulfilment of Conditions. At or prior to the Closing Time, the Company will have fulfilled or caused to be fulfilled, each of the conditions set out in Section 6 hereof.

5.	Closing.

(a)	The purchase and sale of the Units shall be completed electronically at the Closing Time or at such other time as the Underwriters and the Company may agree upon in writing.

(b)	At the Closing Time, the Company shall duly and validly deliver to the Underwriters:

(i)	the Units in certificated form or by way of electronic deposit, registered as directed by the Underwriters;

(ii)	the requisite legal opinions and certificates contemplated in Section 6; and

(iii)	such further documentation and opinions as may be contemplated herein or as the Underwriters may reasonably require,

against payment to the Company of the aggregate Offering Price therefor, in lawful money of Canada by electronic money transfer. The Underwriters and the Company may discharge their payment obligations under this section by electronic money transfer equal to the aggregate Offering Price for the Units issued under the Offering, less (i) the Underwriters’ Fee (as defined below in Section 13); and (ii) the reasonable out-of-pocket costs and expenses of the Underwriters, including fees and disbursements of counsel to the Underwriters as set out in Section 8 herein, which amount for clarity will be deducted from the gross proceeds of the sale of the Units. Any additional reasonable expenses of the Underwriters incurred in connection with the Offering to which the Company is responsible pursuant to this Agreement and not included in these expenses retained by the Underwriters shall be paid by the Company forthwith upon invoices being provided therefor.

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(c)	In the event the Over-Allotment Option is exercised in whole or in part:

(i)	the Additional Securities shall be deemed to form part of the Offering and all provisions relating to Closing on the Closing Date shall apply to the Over-Allotment Option on the Over-Allotment Closing Date;

(ii)	the Underwriters shall notify the Company in writing of their election to exercise the Over-Allotment Option, not later than 48 hours prior to the proposed Over-Allotment Closing Date which notice shall specify the number of Additional Securities to be purchased by the Underwriters and the Over-Allotment Closing Date. Such Over-Allotment Closing Date may be the same as the Closing Date but not later than 30 days following the Closing Date;

(iii)	each Underwriter agrees, severally and neither jointly, nor jointly and severally, to purchase the percentage of such Additional Securities (subject to such adjustments to eliminate fractional Additional Securities as the Underwriters may determine) equal to the percentage set out opposite the name of such Underwriter in Section 11 of this Agreement; and

(iv)	in the event that the Company shall subdivide, consolidate, reclassify or otherwise change its Common Shares during the period in which the Over-Allotment Option is exercisable, appropriate adjustments will be made to the exercise price of the Over-Allotment Option and to the number of Additional Securities issuable on exercise thereof such that the Underwriters are entitled to receive the same number and type of securities that the Underwriters would have otherwise received had they exercised such Over-Allotment Option immediately prior to such subdivision, consolidation, reclassification or change.

6. Conditions to Purchase Obligation. The obligations of the Underwriters hereunder to purchase the Units shall be conditional upon the fulfilment at or before the Closing Time of the following conditions, which conditions may be waived in writing in whole or in part by the Underwriters:

(a)	the Underwriters shall have received at the Closing Time, evidence that all requisite filings, approvals, consents and acceptances to or from, as the case may be, the Securities Regulators, Canadian Securities Commissions, the TSXV and the NYSE American required to be made or obtained by the Company in order to complete the Offering have been made or obtained, including evidence satisfactory to the Underwriters that FINRA shall not have raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements of the Offering;

(b)	the issuance and listing of the Unit Shares and Warrant Shares (and for certainty, including the Additional Securities) shall have been conditionally approved by the TSXV and the NYSE American, as applicable, subject to the usual conditions and the Unit Shares will commence trading on the TSXV and the NYSE American, at the opening of trading on the TSXV and the NYSE American, as applicable, on the Closing Date;

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(c)	the Company’s board of directors shall have authorized and approved this Agreement, the Warrant Indenture, the sale and issuance of the Offered Securities, the grant of the Over-Allotment Option, the issuance of the Additional Securities upon exercise of the Over-Allotment Option and all matters related to the foregoing;

(d)	the Shelf Receipt in respect of the Canadian Final Warrant Shelf Prospectus has been issued and each of the Registration Statement and the Warrant Shelf Registration Statement has been declared and remains effective under the U.S. Securities Act;

(e)	the Company shall have delivered to the Underwriters without charge and in such numbers as the Underwriters may reasonably request, on the next Business Day after the issuance of the Preliminary Receipt, the Final Receipt, or the Shelf Receipt, as the case may be, or such later time as may be agreed upon by the Company and the Lead Underwriter on behalf of the Underwriters, in such Canadian cities as the Lead Underwriter, on behalf of the Underwriters, may reasonably request, the reasonable requirements of conformed commercial copies of the Amended Canadian Preliminary Prospectus, the Canadian Final Prospectus, the Canadian Preliminary Warrant Shelf Prospectus, the Canadian Final Warrant Shelf Prospectus and any Supplementary Material (other than Documents Incorporated by Reference), if applicable;

(f)	the Company shall have delivered to the Underwriters without charge and in such numbers as the Underwriters may reasonably request, on the next Business Day after the issuance of the Preliminary Receipt, the Final Receipt, or the Shelf Receipt, as the case may be, or such later time as may be agreed upon by the Company and the Lead Underwriter on behalf of the Underwriters, in such U.S. cities as the Lead Underwriter, on behalf of the Underwriters, may reasonably request, the reasonable requirements of conformed commercial copies of the U.S. Preliminary Prospectus, the U.S. Final Prospectus, the U.S. Preliminary Warrant Shelf Prospectus, the U.S. Final Warrant Shelf Prospectus and any Supplementary Material (other than Documents Incorporated by Reference), if applicable;

(g)	the Underwriters shall have received a certificate, dated as of the Closing Date, signed by the Chief Executive Officer and the Chief Financial Officer of the Company, or such other officers of the Company as the Underwriters may agree, certifying for and on behalf of the Company, to the best of their knowledge, information and belief, that:

(i)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading or prohibiting the sale of the Offered Securities or any other securities of the Company (including the Common Shares) has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened by any regulatory authority;

(ii)	there has been no adverse material change (actual, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects or capital of the Company or any of the Subsidiaries on a consolidated basis since the date hereof;

(iii)	the Company has duly complied with all the terms, covenants and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(iv)	the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement;

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(h)	the Underwriters shall have received at the Closing Time on the Closing Date certificates dated the Closing Date, signed by appropriate officers of the Company addressed to the Underwriters and their counsel, with respect to the Notice of Articles and Articles of the Company, all resolutions of the Company’s board of directors relating to this Agreement and the transactions contemplated hereby and thereby, the incumbency and specimen signatures of signing officers in the form of a certificate of incumbency and such other matters as the Underwriters may reasonably request;

(i)	the Underwriters shall have received certificates of status or similar certificate with respect to the jurisdiction in which each of the Company and the Material Subsidiaries are incorporated;

(j)	the Underwriters shall have received favourable legal opinions addressed to the Underwriters, in form and substance satisfactory to the Underwriters and Underwriters’ counsel acting reasonably, dated the Closing Date, from Morton Law LLP, counsel for the Company and where appropriate, counsel in the other Selling Jurisdictions, which counsel in turn may rely, as to matters of fact, on certificates of auditors, public officials and officers of the Company, with respect to the following matters:

(i)	the incorporation and subsistence of the Company under the laws of the Province of British Columbia and that each has all requisite corporate power and capacity under the laws of the Province of British Columbia to carry on its business as presently carried on and to own its properties and assets;

(ii)	the Company is a “reporting issuer” not included on the list of issuers in default in the Qualifying Provinces;

(iii)	the authorized and outstanding capital of the Company;

(iv)	the Company has all necessary corporate power, capacity, and authority to (A) execute and deliver this Agreement and the Warrant Indenture and perform its obligations hereunder and thereunder, (B) to create issue and sell, as applicable, the Offered Securities, and (C) to grant the Over-Allotment Option;

(v)	all necessary corporate action has been taken by the Company to authorize the execution and delivery of this Agreement, the Warrant Indenture and the performance of its obligations hereunder and thereunder and this Agreement and the Warrant Indenture have been duly authorized and executed and delivered by the Company and each constitutes a valid and legally binding obligation of the Company enforceable against it in accordance with its terms;

(vi)	all necessary corporate action has been taken by the Company to authorize the execution and delivery of each of the Canadian Preliminary Prospectus, the Amended Canadian Preliminary Prospectus, the Canadian Final Prospectus, the Canadian Preliminary Warrant Shelf Prospectus, the Canadian Final Warrant Shelf Prospectus and any Supplementary Material, if applicable, and the filing thereof with the Canadian Securities Commissions;

(vii)	the execution and delivery of this Agreement, the Warrant Indenture and the performance by the Company of its obligations hereunder, the sale, issuance and delivery of the Offered Securities and the grant of the Over-Allotment Option, do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with any of the terms, conditions or provisions of the Notice of Articles or Articles of the Company, any applicable corporate law or Applicable Securities Laws;

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(viii)	the Unit Shares have been validly issued as fully paid and non-assessable securities in the capital of the Company and the additional Unit Shares will, upon exercise of the Over-Allotment Option and payment therefor, be validly issued as fully paid and non-assessable securities in the capital of the Company;

(ix)	the Warrants have been duly and validly created and issued and the Additional Warrants have been authorized for issuance and will, upon exercise of the Over-Allotment Option and payment therefor, be validly issued;

(x)	the Warrant Shares have been reserved and authorized and allotted for issuance and upon the payment therefor and the issue thereof upon exercise of the Warrants in accordance with the provisions of the Warrant Indenture, the Warrant Shares will be validly issued as fully paid and non-assessable shares in the capital of the Company;

(xi)	the rights, privileges, restrictions and conditions attaching to the Offered Securities and the Over-Allotment Option are accurately summarized in all material respects in the Canadian Final Prospectus and the Canadian Final Warrant Shelf Prospectus;

(xii)	all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority in each of the Qualifying Provinces have been obtained by the Company to qualify the distribution or distribution to the public of the Offered Securities in each of the Qualifying Provinces through persons who are registered under the Applicable Securities Laws in the Qualifying Provinces and who have complied with the relevant provisions of the Applicable Securities Laws in the Qualifying Provinces and to qualify the grant of the Over-Allotment Option to the Underwriters;

(xiii)	the issuance by the Company of the Warrant Shares upon due exercise of the Warrants is exempt from, or is not subject to, the prospectus requirements of the Applicable Securities Laws of the Qualifying Provinces and no prospectus or other documents are required to be filed, proceedings taken, or approvals, permits, consents or authorizations obtained under the Applicable Securities Laws of the Qualifying Provinces in connection therewith;

(xiv)	the first trade in, or resale of the Warrant Shares is exempt from, or is not subject to, the prospectus requirements of the Applicable Securities Laws of the Qualifying Provinces and no filing, proceeding or approval will need to be made, taken or obtained under such laws in connection with any such trade, provided that the trade is not a “control distribution” (as defined in National Instrument 45-102 – Resale of Securities) and the Corporation is a reporting issuer at the time of the trade;

(xv)	subject only to the standard listing conditions, the Unit Shares and Warrant Shares (including for certainty the Additional Securities) have been conditionally approved for listing on the TSXV;

(xvi)	subject to the qualifications and assumptions set out therein, the statements set forth in the Canadian Final Prospectus under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations”, insofar as they purport to describe the provisions of the laws referred to therein, are fair and accurate summaries of the matters discuss therein;

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(xvii)	the statements in the Registration Statement and Warrant Shelf Registration Statement under “Part II – Information Not Required to be Delivered to Offerees or Purchasers – Indemnification of Directors and Officers” and “Part II – Information Not Required to be Delivered to Offerees or Purchasers – Articles of Registrant” insofar as such statements summarize legal matters or documents discussed therein, are fair summaries of such legal matters or documents in all material respects;

(xviii)	Computershare Trust Company of Canada has been duly appointed as the transfer agent for the Common Shares and the warrant agent for the Warrants; and

(xix)	such other matters as the Underwriters or their counsel may reasonably request;

(k)	the Underwriters shall have received favourable legal opinions to be delivered by outside legal counsel addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to the following matters:

(i)	the incorporation and existence of the Material Subsidiaries under the laws of their respective jurisdictions of formation;

(ii)	as to the authorized share capital of each of the Material Subsidiaries and the holders of the issued and outstanding shares of such entity; and

(iii)	that the Material Subsidiaries has all requisite corporate power under the laws of their respective jurisdictions of formation to carry on its business as presently carried on and to own its assets and properties;

(l)	the Underwriters shall have received a legal opinion addressed to the Underwriters from Hunton Andrews Kurth LLP, U.S counsel to the Company, dated as of the Closing Date, in form and substance satisfactory to the Underwriters and Underwriters’ counsel, acting reasonably, with respect to the following matters:

(i)	To the extent that due execution and delivery of this Agreement constitute matters of contract law of the State of New York, this Agreement has been duly executed and delivered by the Company.

(ii)	To the extent that due execution and delivery of the Warrant Indenture constitute matters of contract law of the State of New York, the Warrant Indenture has been duly executed and delivered by the Company.

(iii)	None of (i) the execution and delivery by the Company of this Agreement and the Warrant Indenture and (ii) the consummation by the Company of the issuance and sale of the Units pursuant to this Agreement, (A) constituted, constitutes or will constitute a breach or violation of, or a default (or an event which, with notice or lapse of time or both, would constitute such a default), under any Applicable Agreement (as defined in such opinion), (B) resulted, results or will result in the creation of any security interest in, or lien upon, any of the property or assets of the Company pursuant to any Applicable Agreement, (C) resulted, results or will result in any violation of (i) applicable laws of the State of New York or (ii) applicable laws of the United States of America or (D) resulted, results or will result in the contravention of any Applicable Order (as defined in such opinion).

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(iv)	No Governmental Approval or Filing, that has not been obtained or made and is not in full force and effect, is required to authorize, or is required for, the execution and delivery by the Company of this Agreement and the Warrant Indenture or the consummation of the issuance and sale of the Units pursuant to this Agreement. As used in this paragraph, “Governmental Approval or Filing” means any consent, approval, license, authorization or validation of, or filing, recording or registration with, any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America, pursuant to (i) applicable laws of the State of New York or (ii) applicable laws of the United States of America.

(v)	The statements in the U.S. Preliminary Prospectus and the U.S. Final Prospectus under the caption “Certain United States Federal Income Tax Considerations” insofar as they refer to statements of law or legal conclusions, fairly summarize the matters referred to therein in all material respects, subject to the qualifications and assumptions stated therein.

(vi)	The Company is not, and immediately after giving effect to the issuance and sale of the Units occurring today and the application of proceeds therefrom as described in the Opinion Support Certificate and the U.S. Final Prospectus, will not be, required to register as an “investment company” within the meaning of such term as used in the Investment Company Act of 1940, as amended.

(vii)	A statement advising the Underwriters that (i) the Registration Statement became effective upon filing under Rule 467(a) under the Securities Act and (ii) according to the notice of effectiveness appearing in the SEC’s Electronic Data Gathering, Analysis, and Retrieval system, the Warrant Shelf Registration Statement was declared effective under the Securities Act; and that no order suspending the effectiveness of the Registration Statement or the Warrant Shelf Registration Statement has been issued and no proceeding for that purpose or pursuant to Section 8A of the U.S. Securities Act against the Company or in connection with the Offering is pending or threatened by the SEC.

(viii)	A statement confirming to the Underwriters that each of the Registration Statement and the Warrant Shelf Registration Statement, as of their respective effective date, the U.S. Preliminary Prospectus and the U.S. Preliminary Warrant Shelf Prospectus, as of their respective dates, and the U.S. Final Prospectus and the U.S. Final Warrant Shelf Prospectus, as of their respective dates, appeared on its face to be appropriately responsive in all material respects to the requirements of the U.S. Securities Act and the Rules and Regulations (except that we express no statement or belief as to Regulation S T).

(ix)	A statement confirming that each of the Registration Statement Form F-X and the Warrant Shelf Registration Statement Form F-X, as of their respective dates, appears on its face to be appropriately responsive in all material respects to the requirements of the U.S. Securities Act.

(x)	A 10b-5 negative assurance statement in form and substance satisfactory to the Underwriters.

(m)	the Underwriters shall have received a 10b-5 negative assurance statement from Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel to the Underwriters, dated as of the Closing Date;

(n)	the Underwriters shall have received a favourable title opinion addressed to the Underwriters and the Purchasers, in form and substance satisfactory to the Underwriters and Underwriters’ counsel, acting reasonably, dated as of the Closing Date (or such other date as the Underwriters may agree) as to the title and ownership interest in the Material Properties, the Kingsville Dome Project, and the Alta Mesa Assets;

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(o)	the Company shall cause the Transfer Agent to deliver a certificate: (i) as to its appointment as transfer agent and registrar of the Common Shares; (ii) as to its appointment as warrant agent in respect of the Warrants, and (iii) as to the issued and outstanding Common Shares in the capital of the Company as at the close of business on the day prior to the Closing Date;

(p)	the Company will have caused each of Davidson & Company LLP and BDO LLP, to deliver an update of its letter referred to in Section 4.1.2(n) above with such changes as may be necessary to bring the information in such letter forward to within two Business Days of the Closing Date, which changed shall be acceptable to the Underwriters, acting reasonably;

(q)	the Company will deliver the lock-up agreements from each of the directors, officers, and principal shareholders of the Company pursuant to Section 4.1.6(h), to the satisfaction of the Underwriters, acting reasonably;

(r)	the Company will deliver such further certificates and other documentation as may be contemplated by this Agreement or as the Underwriters or their counsel may reasonably require;

(s)	prior to the Closing Time, any material change (actual, anticipated, contemplated or, to the knowledge of the Company, threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects or capital of the Company shall have been disclosed to the Underwriters in writing; and

(t)	the Underwriters shall, in their sole discretion, be satisfied with their due diligence review with respect to the business, assets, financial condition, affairs and prospects of the Company and the Subsidiaries.

7.	Rights of Termination

Each Underwriter shall be entitled at its sole option, in accordance with Section 7 of this Agreement, to terminate and cancel, without any liability on its part or on the part of the other Underwriters and the Purchasers, its obligations under this Agreement (and the obligations of the Purchasers arranged by them to purchase the Units) by written notice to that effect given to the Company, if prior to the Closing Time:

(a)	Material Change. There shall be any material change or change in a material fact, or there should be discovered any previously undisclosed material fact required to be disclosed which, in the reasonable opinion of the Underwriters (or any one of them), has or would be expected to have a significant adverse effect on the market price or value of the Offered Securities, Common Shares, or any other securities of the Company (including any securities which may be offered in connection with the Offering); or

(b)	Disaster. (i) There should develop, occur or come into effect or existence any event, action, state, condition (including without limitation, terrorism, disease, virus or accident) or major financial occurrence of national or international consequence including by way of escalation or adverse developments in respect of COVID 19 after the date of the Engagement Letter or a new or change in any law or regulation which in the sole opinion of the Underwriters (or any one of them), seriously adversely affects or involves or may seriously adversely affect or involve the financial markets or the business, operations or affairs of the Company and the Subsidiaries taken as a whole or the market price or value of the securities of the Company; (ii) any inquiry, action, suit, proceeding or investigation (whether formal or informal) is commenced, announced or threatened in relation to the Company or any one of the officers or directors of the Company or any of its principal shareholders where wrong-doing is alleged or any order is made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including without limitation the TSXV, NYSE American or Securities Regulator which involves a finding of wrong-doing; (iii) any order, action or proceeding which cease trades or otherwise operates to prevent or restrict the trading of the Offered Securities, Common Shares or any other securities of the Company is made or threatened by a securities regulatory authority; or

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(c)	Market. The state of the financial markets in Canada or the United States or elsewhere where it is planned to market the Offered Securities is such that, in the reasonable opinion of the Underwriters, the Offered Securities cannot be marketed profitably; or

(d)	Breach. The Company is in breach of any material term, condition or covenant of this Agreement or the Engagement Letter or any material representation or warranty given by the Company in this Agreement or the Engagement Letter becomes or is false; or

(e)	Due Diligence. The Underwriters are not satisfied, in their sole discretion, acting reasonably, with the completion of their due diligence investigations.

The rights of termination contained above may be exercised by the Underwriters by written notice to the Company, provided that neither the giving nor the failure to give such notice shall in any way affect the Underwriters’ (or any one of their) entitlement to exercise this right at any time through to the Closing Time, and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination by the Underwriters, there shall be no further liability on the part of such Underwriter, or of the Company to such Underwriter except in respect of the Company’s obligations under the indemnity, contribution and expense provisions of this Agreement.

8. Expenses. The Company will pay all expenses and fees in connection with the Offering, including, without limitation: (i) all expenses of or incidental to the creation, issue, sale or distribution of the Units and the preparation and filing of the Offering Documents; (ii) the reasonable fees and expenses of the Company’s legal counsel; (iii) all reasonable costs incurred in connection with the preparation of documentation relating to the Offering; and (iv) the reasonable fees and expenses of the Underwriters’ Canadian and U.S. legal counsels (to a maximum of C$500,000 exclusive of applicable taxes and disbursements). All reasonable fees and expenses incurred by the Underwriters or on their behalf shall be payable by the Company immediately upon receiving an invoice therefor from the Underwriters and shall be payable whether or not the Offering is completed. At the option of the Underwriters, such fees and expenses may be deducted from the gross proceeds otherwise payable to the Company on the Closing Date.

9. Survival of Representations and Warranties. All representations, warranties, covenants and agreements of the Company herein contained or contained in any documents delivered or required to be delivered pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the sale by the Company of the Units and, notwithstanding the closing of the sale of the Units or any investigation made by or on behalf of the Underwriters or the Purchasers with respect thereto, shall continue in full force and effect for the benefit of the Underwriters and the Purchasers, as applicable, until the Survival Limitation Date. Notwithstanding the foregoing, and without limiting the generality of the foregoing, the provisions contained in this Agreement in any way related to the indemnification of the Underwriters by the Company or the contribution obligations of the Underwriters or those of the Company shall survive and continue in full force and effect, for the applicable limitation period prescribed by law.

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10. Indemnity and Contribution.

(a)	Indemnity. The Company hereby covenants and agrees to indemnify and hold the Underwriters and/or any of their respective Affiliates and U.S. broker-dealers and each of their respective directors, officers, employees, partners, shareholders and agents of the Underwriters and/or Affiliates (hereinafter collectively referred to as the “Personnel”) harmless from and against any and all expenses, losses (other than loss of profits), claims, actions, damages or liabilities, whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims), and the fees and expenses of its counsel that may be reasonably incurred in advising with respect to and/or defending any claim that may be made against the Underwriters and/or Affiliates and/or the Personnel to which the Underwriters and/or Affiliates and/or the Personnel may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, in connection with the matters referred to in this Agreement, including, without limitation, in any way caused by, or arising directly or indirectly form, or in consequence of:

(i)	any misrepresentation or alleged misrepresentation contained in this Agreement, the Offering Documents, any Issuer Free Writing Prospectus or Issuer Information, including for greater certainty any Documents Incorporated by Reference (except misrepresentations contained in information relating solely to the Underwriters and provided by the Underwriters in writing for inclusion in the Offering Documents, any Issuer Free Writing Prospectus or Issuer Information);

(ii)	any information or statement (except any information or statement relating solely to the Underwriters and provided by the Underwriters in writing for inclusion in the Offering Documents, any Issuer Free Writing Prospectus or Issuer Information) contained in any certificate or document of the Company delivered under this Agreement or pursuant to this Agreement which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

(iii)	any omission or alleged omission to state any fact in any certificate or document of the Company delivered under this Agreement or in the Offering Documents, any Issuer Free Writing Prospectus or Issuer Information (except facts relating solely to the Underwriters and provided by the Underwriters in writing for inclusion in the Offering Documents, any Issuer Free Writing Prospectus or Issuer Information), required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(iv)	the non-compliance or alleged non-compliance by the Company with any requirements of the Applicable Securities Laws (except to the extent any non-compliance or alleged non-compliance that is caused by, arises directly or indirectly from, or in consequence of any action or non-action of the Underwriters); or

(v)	any order made or any inquiry, investigation, or proceeding instituted, threatened or announced by any court, securities regulatory authority, stock exchange, or other competent authority (except any such proceeding or order based solely upon the activities of any of the Underwriters) or any change of law or the interpretation or administration thereof which operates to prevent or restrict the trading in or the distribution of the Offered Securities, or any other securities of the Company in any of the Selling Jurisdictions.

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The Company agrees that in case any legal proceeding shall be brought against the Company and/or the Underwriters and/or Affiliates and/or the Personnel by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, or any such authority shall investigate the Company and/or the Underwriters and/or Affiliates and any Personnel shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with this Agreement, the Underwriters and/or Affiliates and/or Personnel shall have the right to employ their own counsel in connection therewith and participate in the defence thereof and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Underwriters for time spent by their Affiliates and/or Personnel in connection therewith) and out-of-pocket expenses incurred by their Affiliates and/or Personnel shall, subject to the right of indemnity, be paid by the Company as they occur.

The Company shall be entitled, but not obligated to, at its own expense, participate in or assume the defence thereof; provided however, that the defence shall be through experienced and competent legal counsel acceptable to the Underwriters, acting reasonably. Upon the Company notifying the Underwriters in writing of its election to assume the defence and retaining counsel, the Company shall not be liable to the Underwriters for any legal expenses subsequently incurred by them in connection with such defence. If such defence is assumed by the Company, the Company throughout the course thereof will provide copies of all relevant documentation to the Underwriters, will keep the Underwriters advised of the progress thereof and will discuss with the Underwriters all significant actions proposed.

Notwithstanding the foregoing paragraph, any Underwriter shall have the right, at the Company’s expense, to employ counsel of such Underwriter’s choice, in respect of the defence of any action, suit, proceeding, claim or investigation if:

(i)	the employment of such counsel has been authorized by the Company; or

(ii)	the Company has failed, within a reasonable period of time after receipt of notice, to assume the defence of such action or claim; or

(iii)	the Underwriters have been advised by counsel that representation of both parties by the same counsel would be inappropriate for any reason, including without limitation because there may be legal defences available to the Underwriters which are different from or in addition to those available to the Company (in which event and to that extent, the Company shall not have the right to assume or direct the defence on the Underwriter’s behalf) or that there is a conflict of interest between the Company and the Underwriters or the subject matter of the action, suit, proceeding, claim or investigation may not fall within the indemnity set forth herein (in either of which events the Company shall not have the right to assume or direct the defence on the Underwriter’s behalf).

Promptly after receipt of notice of the commencement of any legal proceeding against the Underwriters and/or Affiliates or any of the Personnel or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Company, the Underwriters and/or Affiliates (or any one of them) will notify the Company in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Company, will keep the Company advised of the progress thereof and will discuss with the Company all discussions and significant actions proposed. The omission to so notify the Company shall not relieve the Company of any liability which the Company may have to the Underwriters except only to the extent that any such delay in giving or failure to give notice as herein required materially prejudices the defence of such action, suit, proceeding, claim or investigation or results in any material increase in liability which the Company would otherwise have under this indemnity had the Underwriters not so delayed in giving or failed to give the notice required hereunder.

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Neither party shall effect any settlement of any such action or claim or make any admission of liability without the written consent of the other party, such consent to be properly considered and not to be unreasonably withheld.

(b)	Contribution. If for any reason the foregoing indemnification rights are unavailable to the Underwriters and/or Affiliates and/or the Personnel or insufficient to hold them harmless, then the Company and the Underwriters shall contribute to the aggregate of such losses, claims, costs, damages, expenses or liabilities (except loss of profit or consequential damage) of the nature provided for above to the extent legally permitted in such proportion as is appropriate to reflect not only the relative benefits received by the Company on one hand and the Underwriters on the other hand but also the relative fault of the Company and the Underwriters, as well as any relevant equitable considerations, or if such allocation is not permitted by applicable law, in such proportion so that the Underwriters shall be responsible for that portion represented by the percentage that the portion of the Underwriters’ Fee payable by the Company to the Underwriters bears to the gross proceeds realized by the sale of the Units, and the Company shall be responsible for the balance, such that, in no event, shall the Underwriters and/or Affiliates be responsible for any amount in excess of the amount of the Underwriters’ Fee actually received by them. In the event that the Company may be entitled to contribution from the Underwriters and/or Affiliates under the provisions of any statute or law, the Company shall be limited to contribution in any amount not exceeding the lesser of the portion of the amount of losses, claims, costs, damages, expenses and liabilities giving rise to such contribution for which the Underwriters and/or Affiliates are responsible and the amount of the Underwriters’ Fee received by the Underwriters and/or Affiliates. Notwithstanding the foregoing, a party guilty of fraudulent misrepresentation shall not be entitled to contribution from the other party.

Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against the other party under this provision, notify such party from whom contribution may be sought. In no case shall such party, from whom contribution may be sought, be liable under this agreement unless such notice has been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this provision. The right of contribution provided herein shall be in addition and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise by law.

The indemnity and contribution obligations of the Company shall be in addition to any liability which the Company may otherwise have, shall extend upon the same terms and conditions to those of the Affiliates and the Personnel who are not signatories hereto and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Company, the Underwriters and/or Affiliates and any of the Personnel. The foregoing provisions shall survive the completion of professional services rendered under this Agreement.

(c)	Right of Indemnity in Favour of Others. With respect to any person who may be indemnified by Section 10(a) above and is not a party to this Agreement, the Underwriters shall obtain and hold the rights and benefits of this Section 10 in trust for and on behalf of such person.

(d)	Limit to Company’s Right to Assume Defence. The right of the Company to assume the defence of any claim, action, suit or proceeding shall apply as set forth in the fourth and fifth paragraph of Section 10(a) hereof, mutatis mutandis.

(e)	Waiver of Right to Contribution. The Company hereby waives its right to recover contribution from the Underwriters or any other Personnel with respect to any liability of the Company solely by reason of or arising out of any misrepresentation contained in any of the Offering Documents or the Disclosure Documents, other than a misrepresentation made in reliance upon information furnished to the Company by or on behalf of the Underwriters specifically for use therein or relating solely to the Underwriters.

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11. Syndication of the Underwriters.

(a) The sale of the Units in connection with the Offering shall be as to the following percentages:

Name of Underwriter	Syndicate Position

Canaccord Genuity Corp.	52.5%
Cantor Fitzgerald Canada Corporation	32.5%
Haywood Securities Inc.	15.0%

(b)	If any of the Underwriters shall not complete the purchase and sale of its applicable percentage of the aggregate amount of the Units at the Closing Time for any reason whatsoever, including by reason of Section 7 hereof, the other Underwriters shall have the right, but shall not be obligated, to purchase the Units which would otherwise have been purchased by the Underwriter which fails to purchase. If, with respect to the Units, the non-defaulting Underwriters elect not to exercise such rights to assume the entire obligations of the defaulting Underwriter, then the Company shall have the right to terminate its obligations hereunder without liability except: (i) in respect of its indemnity, contribution and expense obligations in respect of the non-defaulting Underwriters; and (ii) in respect of its expense obligations in respect of the Company. Nothing in this paragraph shall oblige the Company to sell to the Underwriters less than all of the Units or shall relieve an Underwriter in default hereunder from liability to the Company.

(c)	Without affecting the firm obligation of the Underwriters to purchase from the Company 9,231,000 Units at the Offering Price in accordance with this Agreement, after the Underwriters have made reasonable effort to sell all of the Units offered under the Canadian Final Prospectus at the Offering Price, the Offering Price may be decreased by the Underwriters and further changed from time to time to an amount not greater than the Offering Price specified herein. Such decrease in the Offering Price will not affect the Underwriters’ Fee to be paid by the Company to the Underwriters, and it will not decrease the amount of the net proceeds of the Offering to be paid by the Underwriters to the Company, before deducting expenses of the Offering. The Underwriters will inform the Company if the Offering Price is decreased.

12. Action by Underwriters. All steps which must or may be taken by the Underwriters in connection with the closing of the Offering, with the exception of the matters relating to (i) termination of purchase obligations, (ii) waiver and extension, and (iii) indemnification, contribution and settlement, may be taken by the Lead Underwriter, on its own behalf and the other Underwriters, and the execution of this Agreement by the other Underwriters and by the Company shall constitute the Company’s authority and obligation for accepting notification of any such steps from, and for delivering the Units in certificated or electronic form to or to the order of, the Lead Underwriter. The Lead Underwriter shall fully consult with the other Underwriters with respect to all material notices, waivers, extensions or other communications to or with the Company. The rights and obligations of the Underwriters under this Agreement shall be several and neither joint nor joint and several.

13. Underwriters’ Fee. In consideration of the services to be rendered by the Underwriters, the Company shall pay to the Underwriters a cash commission equal to 6.0% of the aggregate proceeds raised pursuant to the Offering, inclusive of the Over-Allotment Option (other than in respect of the President’s List (as defined herein) in which case the cash commission shall be reduced to 2.0%). The Company shall have the ability to allocate a portion of the Offering to existing investors of the Company, as of the date of the Engagement Letter (the “President’s List”). The President’s List shall be for a maximum of $1,000,000. The obligation of the Company to pay the Underwriters’ Fee shall arise at the Closing Time.

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14. Notices. Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing or by email transmission addressed as follows:

if to the Company:

enCore Energy Corp.

101 N. Shoreline Blvd, Suite 450

Corpus Christi TX 78401

Attention:	Paul Goranson, CEO and Director
Email:	PGoranson@encoreuranium.com

with a copy (not to constitute notice) to:

Morton Law LLP
1200 - 750 West Pender Street

Vancouver, British Columbia
V6C 2T8

Attention:	Edward L. Mayerhofer
Email:	elm@mortonlaw.ca

with a copy (not to constitute notice) to:

Hunton Andrews Kurth LLP

200 Park Avenue

52nd Floor

New York, NY 10166

Attention:	Scott H. Kimpel
Email:	skimpel@huntonak.com

or if to the Underwriters:

Canaccord Genuity Corp.

40 Temperance Street, Suite 2100

Toronto Ontario, M5H 0B4

Attention:	David Sadowski
Email:	dsadowski@cgf.com

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with a copy (not to constitute notice) to:

Cassels Brock & Blackwell LLP

2100 Scotia Plaza

40 King Street West

Toronto, Ontario
M5H 3C2

Attention:	Chad Accursi
Email:	caccursi@cassels.com

And to:

Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street, Suite 1750
Toronto, Ontario
M5J 2W4

Attention:	Ryan J. Dzierniejko
Email:	ryan.dzierniejko@skadden.com

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by email transmission to the addressee and shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered.

15. Time of the Essence. Time shall, in all respects, be of the essence hereof.

16. Canadian Dollars. All references herein to dollar amounts are to lawful money of Canada.

17. Headings. The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

18. Singular and Plural, etc. Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

19. Entire Agreement. This Agreement and the Engagement Letter constitute the only agreements between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings in respect of the Offering. This Agreement may be amended or modified in any respect by written instrument only.

20. Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

21. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

22. Successors and Assigns. The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Company and the Underwriters and their respective executors, heirs, successors and permitted assigns; provided that, this Agreement shall not be assignable by any party without the written consent of the others.

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23. Further Assurances. Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

24. Effective Date. This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

25. Counterparts and Facsimile. This Agreement may be executed in any number of counterparts and by facsimile, each of which so executed shall constitute an original and all of which taken together shall form one and the same agreement.

26. No Fiduciary Relationship. The Company hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the Company’s securities contemplated hereby. The Company further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Company, its management, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such purchase and sale of the Company’s securities, either before or after the date hereof. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Company, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Company hereby confirms its understanding and agreement to that effect. The Company and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Company regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Company’s securities, do not constitute advice or recommendations to the Company. The Company and the Underwriters agree that the Underwriters are acting as principal and not as an agent or fiduciary of the Company and no Underwriter has assumed, and no Underwriter will assume, any advisory responsibility in favour of the Company with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Underwriter has advised or is currently advising the Company on other matters). The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any breach or alleged breach of any fiduciary, advisory or similar duty to the Company in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.

27. Recognition of the U.S. Special Resolution Regimes.

(a)	In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)	In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For purposes of this Section a “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k). “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. “U.S. Special Resolution Regime”means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

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If the Company is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Underwriters.

Yours very truly,

CANACCORD GENUITY CORP.

Per:	/s/ David Sadowski
Name: David Sadowski
Title: Managing Director

CANTOR FITZGERALD CANADA CORPORATION

Per:	/s/ Elan Shevel
Name: Elan Shevel
Title: Chief Compliance Officer

HAYWOOD SECURITIES INC.

Per:	/s/ Kevin Campbell
Name: Kevin Campbell
Title: Managing Director, Investment Banking

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The foregoing is hereby accepted on the terms and conditions therein set forth.

DATED as of this 25th day of January, 2023.

ENCORE ENERGY CORP.

Per:	/s/ W. Paul Goranson
Authorized Signatory

55

SCHEDULE “A”

SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation	Percentage of Voting Shares beneficially owned directly or indirectly by enCore
Azarga Uranium Corp.	British Columbia	100% directly
Powertech (USA) Inc.	South Dakota	100% indirectly through Azarga Uranium Corp.
URZ Energy Corp.	British Columbia	100% indirectly through Azarga Uranium Corp.
Ucolo Exploration Corp.	Utah	100% indirectly through URZ Energy Corp.
Azarga Resources Limited	British Virgin Islands	100% indirectly through Azarga Uranium Corp.
Azarga Resources (Hong Kong) Limited.	Hong Kong	100% indirectly through Azarga Resources Limited
Azarga Resources Canada Ltd.	British Columbia	100% indirectly through Azarga Resources (Hong Kong) Limited
Azarga Resources USA Company	Colorado	100% indirectly through Azarga Resources Canada Ltd.
enCore Energy US Corp.	Nevada	100% directly
Belt Line Resources, Inc.	Texas	100% indirectly through enCore Energy US Corp.
HRI-Churchrock, Inc.	Delaware	100% indirectly through enCore Energy US Corp.
Hydro Restoration Corporation	Delaware	100% indirectly through enCore Energy US Corp.
Metamin Enterprises US Inc.	Nevada	100% indirectly through enCore Energy US Corp.
Neutron Energy, Inc.	Nevada	100% indirectly through enCore Energy US Corp.
Tigris Uranium US Corp.	Nevada	100% indirectly through enCore Energy US Corp.
Uranco, Inc.	Delaware	100% indirectly through enCore Energy US Corp.
Uranium Resources, Inc.	Delaware	100% indirectly through enCore Energy US Corp.
URI, Inc.	Delaware	100% indirectly through enCore Energy US Corp.